
fred's
Super Dollar

2010 ANNUAL REPORT


11007568


Received SEC
MAY 16 2011
Washington, DC 20549


SUPER DISCOUNT
Pet Supplies


fred's
Pharmacy


Household
fred's
Cleaning Supplies

COMPANY PROFILE

Founded in 1947, Fred's operates 677 discount general merchandise stores, including 24 franchised Fred's stores, mainly in the southeastern states. Fred's stores stock more than 12,000 frequently purchased items that address the everyday needs of its customers, including nationally recognized brand name products, proprietary Fred's label products, and lower-priced, off-brand products. The Company is headquartered in Memphis, Tennessee.

NUMBER OF COMPANY-OWNED AND FRANCHISED STORES BY STATE

(As of January 29, 2011)



6
1
7
15
89
21
1
68
55
125
96
111
18
52
12

FINANCIAL HIGHLIGHTS *($ in thousands, except per share amounts)*

	Years Ended January 29, 2011	Years Ended January 30, 2010
Operating Data		
Net sales	**$ 1,841,755**	$ 1,788,136
Operating income	**46,718**	38,494
Net income	**29,587**	23,615
Net income per share - diluted	**0.76**	0.59
Weighted average shares outstanding - diluted	**39,196**	39,899
Cash dividends declared per share	**0.16**	0.11
Balance Sheet Data		
Working capital	**$ 282,097**	$ 266,692
Total assets	**595,528**	571,441
Long-term debt (including capital leases)	**3,969**	4,179
Shareholders' equity	**423,888**	400,939
Long-term debt to equity	**0.9%**	1.0%

NET SALES
(in millions)


$1,842
$1,788
$1,799
$1,781
$1,767
10
09
08
07
06

COMPARABLE STORE SALES


2.2%
0.4%
1.8%
0.3%
2.4%
10
09
08
07
06

NET INCOME PER SHARE-DILUTED


$0.75
$0.59
$0.42
$0.27
$0.67
10
09
08
07
06

NUMBER OF COMPANY-OWNED STORES *(end of period)*


653
313
645
307
639
284
692
296
677
289
10
09
08
07
06
Stores
Pharmacies

SALES PER SQUARE FOOT


$193
$188
$184
$177
$185
10
09
08
07
06

SELLING SPACE (SQUARE FOOTAGE)
(in thousands)


9,350
9,360
9,323
10,215
9,946
10
09
08
07
06

LETTER TO SHAREHOLDERS

I am pleased to report on another successful and eventful year for Fred's. Beginning 2010 with high ambitions and focused determination, we established new strategic initiatives to extend several programs already in place and build on the progress through the implementation of additional programs during the year.

Financial Review

The clearest and most direct indication of Fred's success in 2010 can be seen on our bottom line. With earnings of $0.75 per diluted share, our team hit the very top of our plan for the year, which was 27% ahead of 2009 earnings per diluted share of $0.59. Fred's total sales for 2010 increased 3% to $1.842 billion from $1.788 billion for 2009, while comparable store sales increased 2.2% compared with a 0.4% increase for 2009. Against the backdrop of an ongoing tough economic environment last year, we believe these results are especially noteworthy.

Signs of Fred's improved performance are apparent in other important financial statistics for 2010. Our gross margin increased consistently throughout the year, rising 70 basis points in total and reflecting improvements in product mix, markdown control and shrinkage management. Operating margins, a key focus of our strategic plan, increased 40 basis points for the year to 2.5%.

We ended 2010 with a strong balance sheet, no operating debt and a year-end cash surplus of $49 million. Underscoring the strength of our operations and financial position, we increased dividend payments 33% in 2010 and repurchased 293,000 shares of stock during the year.

Behind the Numbers

As we began 2010, we outlined a strategic plan that incorporated several key initiatives to drive sales and profit growth. First and foremost among these was the implementation of our new Core 5 Program, designed to drive comparable sales by focusing on departments in which we have a clear and marketable advantage over small box competitors. Core 5 is a long-term strategy to drive the differentiation factor for Fred's compared with our small-box discount competitors. Of course, our pharmacy department is one of the key areas of differentiation for Fred's, along with others we have identified: celebration and party; pet products; paper and chemical; and home related products. Early indications from our Core 5 Program have been encouraging, and we are pleased with the way it has contributed to increased traffic and gross margin improvement.

Complementing the emphasis on our core departments, we continued to reinvest in our stores, completing the remodel and refurbishment of more than 200 stores during 2010 as we implemented the new prototype and layout for our stores developed by our team. Our new store layout is designed to grow our customer base and improve the overall customer experience at Fred's, and we believe this initiative contributed significantly to the 0.6% increase in traffic we experienced in 2010. At the end of fiscal 2010, approximately 40% of our stores reflected this new look for Fred's.

A key element of our plan to improve the customer experience was the introduction of new major national brand product lines such as Coca Cola, Purina, and Energizer. Thus far, customer response has been favorable and results are exceeding expectations. In step with an expansion of national brands, we also increased our focus on growth of sales of our private label products. Sales of our Own-Brand products increased to almost 20% of total consumable sales in 2010 from 18% in 2009. Along with the additional items, we have improved the look and packaging consistency. This positions us well to continue driving customer loyalty while improving product margins.

Our realigned merchandising structure and our ongoing investments in retail talent also progressed and was a key factor in sales and margin improvement. Our expanded sourcing team exceeded expectations in new vendor and product margin accomplishments. Concurrent with a realignment of merchandising personnel, our updated marketing strategy worked well with improved advertising circular sales productivity that emphasized our Core 5 program. Additionally, we expanded advertising and marketing through direct mail, which also proved positive in driving trips into our stores.

In our pharmacy department, we accelerated acquisitions in 2010, deploying our stronger capital position to acquire 13 pharmacies and open 21 new in-store pharmacies. Pharmacy expansion not only enhances margins, it also serves as a proven driver of customer trips and loyalty. Overall, the growth in new pharmacies positioned us to increase pharmacy department prescriptions 8% last year, which helped minimize the top-line effect of the continued branded-to-generic shift that produced a 2% decline in average script price in 2010. Importantly, however, our comparable prescriptions remained strong throughout 2010.

Finally for 2010, one of the anchor points of our strategic plan was to drive improvement in our business fundamentals. In this regard, our team delivered improved inventory shrinkage, better store labor control and higher customer service scores. Another key area of improvement was our product in-stock performance, which consistently exceeded our service level goals throughout the year.

2011 and Beyond

Looking ahead, we recognize the need to further refine Fred's differentiated strategy as we continue to adapt to an evolving retail environment for the long-term. With last year's success and additional third-party research, our strategic initiatives for 2011 will break new ground in key areas, with a goal to increase market share, comparable sales and customer traffic, while driving toward higher operating margins.

Our Core 5 Program will continue to be the centerpiece of our strategic plan and the ongoing catalyst for comparable sales growth. We will continue to reinvest in our stores, targeting 200 additional remodels and upgraded stores in 2011. When these are completed, we will have refreshed approximately 75% of our stores with the work completed in 2010 and 2011. And, building on the success of 2010, we have identified potential additions to new national brands in new areas such as food, specifically in spices, and in hardware for such categories as lighting.

In terms of the chain, our new store productivity gives us increased confidence in our ability to accelerate growth, based on our pilot store performance, Core 5 execution, and revamped site selection process. Accordingly, we plan to accelerate new store growth from 12 new stores in 2010 to 20 to 25 stores in 2011, focusing on those areas where market share and brand awareness are strong and, thus, provide greater potential for success. Also, we expect to open approximately 15 to 20 pharmacies in 2011.

We also will place increased focus on business fundamentals to continue to expand our operating margins. Our team will seek additional process improvements that will provide better product mix, improved inventory quality to control markdowns, and greater expense leverage throughout our company. We also will make increased investments in technology, as with the recent addition of a new allocations tool – a major initiative to improve merchandise allocations to stores, driving higher in-stock positions and sales performance.

Conclusion

In closing, 2010 was a very solid year for Fred's as our team made good progress in laying the groundwork for future success. Looking forward to 2011, our priority will be to extend the improvement in operating performance that we have begun to realize, and based on last year's results together with our optimism for coming new programs, we believe 2011 will be another year of strong earnings growth and financial progress. Already, this confidence has translated into concrete action for shareholders, as we have increased our cash dividend again – another 25% over that paid in 2010 – and we remain committed to repurchase shares as opportunities arise.

Although we anticipate that tough retail conditions will continue in 2011, especially given concerns about higher petroleum prices and the ripple effects they have on the economy, our progress of the past year nonetheless provides a solid foundation to expand market share and continue our push for higher operating margins. I believe the Fred's team is well-positioned to capitalize on these accomplishments. Their efforts, coupled with the expected impact of our new 2011 programs, should continue to drive strong financial returns and ensure a more exciting and pleasant shopping trip for our growing customer base.

Thank you for your continued support.



Bruce A. Efird
Chief Executive Officer

SELECTED FINANCIAL DATA

Our selected financial data set forth below should be read in connection with Management's Discussion and Analysis of Financial Condition and Results of Operations (ITEM 7), Consolidated Financial Statements and Notes (ITEM 8), and the Forward-Looking Statement/Risk Factors disclosures (Item 1).

(Dollars in thousands, except per share amounts)	**2010**	2009	2008[4]	2007[4]	2006[2,3]
Statement of Income Data:					
Net sales	**$ 1,841,755**	$ 1,788,136	$ 1,798,840	$ 1,780,923	$ 1,767,239
Operating income	**46,718**	38,494	26,318	16,457	40,949
Income before income taxes	**46,528**	38,201	25,910	15,664	40,213
Provision for income taxes	**16,941**	14,586	9,268	4,946	13,467
Net income	**29,587**	23,615	16,642	10,718	26,746
Net income per share:					
Basic	**0.76**	0.59	0.42	0.27	0.67
Diluted	**0.75**	0.59	0.42	0.27	0.67
Cash dividends declared per share	**0.16**	0.11	0.08	0.08	0.08
Selected Operating Data:					
Operating income as a percentage of sales	**2.5%**	2.2%	1.5%	0.9%	2.3%
Increase in comparable store sales[1]	**2.2%**	0.4%	1.8%	0.3%	2.4%
Stores open at end of period	**653**	645	639	692	677
Balance Sheet Data (at period end):					
Total assets	**$ 595,528**	$ 571,441	$ 544,775	$ 550,572	$ 515,709
Short-term debt (including capital leases)	**201**	718	243	285	737
Long-term debt (including capital leases)	**3,969**	4,179	4,866	35,653	2,331
Shareholders' equity	**423,888**	400,939	387,081	372,059	369,268

[1] A store is first included in the comparable store sales calculation after the end of the 12th month following the store's grand opening month (see additional information regarding calculation of comparable store sales in "Results of Operations" section).

[2] Results for 2006 include 53 weeks.

[3] Results for 2006 include the implementation of ASC 718.

[4] Results include certain charges for the non-routine closing of 75 stores in 2008 and 17 in 2007, (see "Exit and Disposal Activities" section) and implementation of ASC 740.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General Accounting Periods

The following information contains references to years 2010, 2009 and 2008, which represent fiscal years ended January 29, 2011, January 30, 2010 and January 31, 2009 (which were 52-week accounting periods). Amounts are in thousands unless otherwise noted. This discussion and analysis should be read with, and is qualified in its entirety by, the Consolidated Financial Statements and the notes thereto. Additionally, our discussion and analysis should be read in conjunction with the Forward-Looking Statements/Risk Factors disclosures included herein.

Executive Summary

We operate a chain of more than 650 discount general merchandise stores in fifteen states primarily in the southeastern United States. Our stores generally serve low, middle and fixed income families located in small- to medium- sized towns. Full service pharmacies are included in 313 of the Company's stores. The Company also markets goods and services to 24 franchised "Fred's" stores. Our Company was founded in 1947 and is headquartered in Memphis, Tennessee.

At the beginning of fiscal 2010, we introduced and began the roll-out of our Core 5 Program, which is a key strategic initiative designed to highlight key categories within our stores that differentiate us from our competition. The Core 5 categories - Home, Celebration, Pet, Pharmacy and Paper and Chemical - are strong trip driving departments in which Fred's has a clear and marketable advantage versus small-box competitors. Additionally, these categories have high household penetration and resonate with customers across multiple demographics. This initiative is also intended to shift our product mix toward the more discretionary, higher margin categories and away from the lower margin consumable categories, thus driving higher margin and leading to increased operating profit. Early results of our Core 5 program are encouraging and we are pleased with the performance in 2010. We expect to build on this success in 2011.

Another significant initiative accomplished in 2010 was to remodel and refurbish more than 200 stores during the year, implementing our new layout that our team developed. The implementation of the Core 5 Program requires a moderate refresh of the store to address space allocation, product placement and adjacencies and signage in the Core 5 categories. The implementation is also accompanied by an extensive marketing campaign, including print advertising and direct mail, timed to coincide with the refresh of the store and then continuing for six months thereafter. We will continue the reinvestment in stores in 2011, targeting 200 additional remodels and upgrades to be completed. When these are completed, we will have approximately 75% of our stores with the upgraded Fred's store look and feel.

Another key element of our strategy in 2010 was the introduction of new major national brand product lines such as Coca-Cola, Purina, and Energizer. Our customer response has been favorable. Sales and customer traffic have exceeded expectations. We will continue to review additional opportunities to add strong national brands to our merchandise mix.

In step with the brand name product expansion, our Own Brand initiative continues to be a key strategy for the Company in terms of building customer loyalty and increasing gross margin. We have reached an Own Brand penetration rate of approximately 9.0% of total sales, and that number will continue to grow in the future as new Own Brand products are introduced. Our commitment to quality in our Own Brand products is resonating with our customers and they continue to make the switch to our "Fred's Brand". We are continuing to add new products to our Own Brand line on an ongoing basis, with new items in health and beauty care, food, paper and chemicals, and party goods introduced during 2010.

Recognizing our pharmacy department as a key factor differentiating us from other small-box discount retailers, we have accelerated our growth strategy in this area and are aggressively pursuing opportunities to acquire independent pharmacies within our targeted markets. Our emphasis will continue to be on acquisitions and buying prescription files, but cold start openings will be employed where it makes sense to do so. We offer Fred's Prescription Plus Program which includes $4 generic pricing on over 300 different drugs in all pharmacies in the chain. We consider this program to be a strong traffic driver and includes over 300,000 members in the program.

Gross margin improvement continues to be a major focus of the Company, as highlighted above with our Core 5 and Own Brand strategies. We are aggressively pursuing product sourcing improvements and cost reductions across all product lines in order to reduce overall product costs and, in turn, raise our gross margin. Additionally, we have implemented new processes intended to control both promotional and clearance markdowns. We also continue to make improvements in our loss prevention processes and procedures, and those improvements are leading to reduced shrinkage in our stores and, consequently, higher gross margin. These efforts resulted in a 70 basis point improvement in gross margin in 2010 when compared to the previous year.

Expense containment continues to be a focus of the Company, especially in light of current economic conditions. We are aggressively pursuing cost reductions in all functional areas and are also continuously reviewing internal processes to find efficiencies and/or redundancies and drive unnecessary costs and expenses out of the business. These efforts are being coordinated at the Executive Level and close attention is being paid not to sacrifice service to our customers.

Throughout 2010, we have continued with capital improvements in infrastructure, distribution center upgrades and further development of our information technology capabilities. Technology upgrades have been made in the areas of merchandising allocations systems, human resources and payroll systems, in-store systems, and pharmacy systems.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Looking to 2011, we recognize the need to further refine Fred's differentiated strategy as we continue to adapt to an evolving retail environment. Our Core 5 program will be an ongoing catalyst for comparable store sales growth and gross margin improvement. We will continue to reinvest in our stores targeting 200 additional remodels and upgraded stores in 2011. When these are completed, we will have refreshed approximately 75% of our chain with the work completed over the 2010 and 2011 years. We will continue our initiatives of improving the fundamentals of the business, improving the merchandising and marketing programs, expanding national and own brand products, raising talent levels throughout the Company, and better customer service.

We will accelerate new store growth from 15 stores in 2010 to 20 to 25 stores in 2011. Our store growth will be focused in those areas where market share and brand awareness are strong, providing a greater potential for success. We will open approximately 15 to 20 pharmacies in 2011.

We continue to view our pharmacy department growth as a solid use of invested capital. Despite regulatory changes to impact reimbursement rates on pharmaceuticals that may impact sales and margin in 2011, our optimism remains strong about the future of pharmacy growth due to the customer loyalty it brings to our stores. On average, stores with a pharmacy department have higher general merchandise sales, consistently running at 10% or better than stores without pharmacies. With the aging population growth, new generic drugs being introduced, healthcare reform legislation, and expanding clinical services by pharmacists, we expect pharmacy scripts to continue increasing at an accelerated pace in 2011 and beyond.

Building on the improvements made this past year, we expect to continue driving higher sales, operating margin, and earnings. For the full year, we expect total sales to increase 3% to 5%, driven by the acceleration in new stores and a comparable store increase of 2% to 4%. We anticipate the general merchandise comparable store sales increases to outpace the pharmacy department sales in 2011 due to the continued shift from brand to generic scripts. This shift has an adverse effect on sales as branded drugs carry a significantly higher selling price than generic drugs. We are planning pharmacy department comparable store sales to be relatively flat in 2011.

Earnings per diluted share for 2011 are projected to be in the range of $0.84 to $0.90, an increase of 12% to 20% over 2010 actual results. Our earnings expectation considers the impact of anticipated reductions in state Medicaid reimbursements on pharmacy department sales and margins totaling $3 million to $6 million or $0.05 to $0.10 per diluted share.

Capital expenditures for 2011 are expected to be in the range of $28 million to $31 million. Additionally, $12 million to $13 million is planned related to acquisitions of pharmacies during 2011.

A breakdown of capital expenditures is as follows:

- Continuation of the Core 5 Program rollout, $8 million to 10 million
- New stores and pharmacies, $6 million to $7 million,
- Existing store maintenance, $8 million
- Distribution, $2 million
- Technology and corporate upgrades, $4 million

Critical factors to the Company's future success include the successful execution of our Core 5 program, as well as managing the strategy for opening new stores and pharmacies, maintaining high standards of customer service, maximizing efficiencies in the supply chain, controlling working capital needs through improved inventory turnover, controlling the effects of inflation or deflation, controlling product mix, increasing operating margin through improved gross margin and leveraging operating costs, and generating adequate cash flow to fund the Company's future needs.

Other factors that will affect Company performance in 2011 include the continuing impacts of the changing regulatory environment in which our pharmacy department operates. Additionally, we believe that high unemployment, rising fuel prices, and other inflationary impacts continues to place tremendous economic pressure on the consumer. However, we also continue to believe that our affordable pricing and value proposition make us an attractive destination for our customer base and positions us well to continue growing market share.

Critical Accounting Policies

The preparation of Fred's financial statements requires management to make estimates and judgments in the reporting of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. Our estimates are based on historical experience and on other assumptions that we believe are applicable under the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities that are not readily apparent from other sources. While we believe that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the Consolidated Financial Statements, the Company cannot guarantee that the estimates and assumptions will be accurate under different conditions and/or assumptions. A summary of our critical accounting policies and related estimates and judgments can be found in Note 1 to the Consolidated Financial Statements. Our most critical accounting policies are as follows:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenue Recognition. The Company markets goods and services through Company owned stores and 24 franchised stores as of January 29, 2011. Net sales include sales of merchandise from Company owned stores, net of returns and exclusive of sales taxes. Sales to franchised stores are recorded when the merchandise is shipped from the Company's warehouse. Revenues resulting from layaway sales are recorded upon delivery of the merchandise to the customer.

The Company also sells gift cards for which the revenue is recognized at time of redemption. The Company records a gift card liability on the date the gift card is issued to the customer. Revenue is recognized and the gift card liability is reduced as the customer redeems the gift card. The Company will recognize aged liabilities as revenue when the likelihood of the gift card being redeemed is remote (gift card breakage). The Company has not recognized any revenue from gift card breakage since the inception of the program in 2004 and does not expect to record any gift card breakage revenue until there is more certainty regarding our ability to retain such amounts in light of current consumer protection and state escheatment laws.

In addition, the Company charges the franchised stores a fee based on a percentage of their purchases from the Company. These fees represent a reimbursement for use of the Fred's name and other administrative costs incurred on behalf of the franchised stores and are therefore netted against selling, general and administrative expenses. Total franchise income for 2010, 2009 and 2008 was $1,995, $2,087 and $2,145, respectively.

Inventories. Merchandise inventories are valued at the lower of cost or market using the retail first-in, first-out (FIFO) method for goods in our stores and the cost first-in, first-out (FIFO) method for goods in our distribution centers. The retail inventory method is a reverse mark-up, averaging method which has been widely used in the retail industry for many years. This method calculates a cost-to-retail ratio that is applied to the retail value of inventory to determine the cost value of inventory and the resulting cost of goods sold and gross margin. The assumption that the retail inventory method provides for valuation at lower of cost or market and the inherent uncertainties therein are discussed in the following paragraphs.

In order to assure valuation at the lower of cost or market, the retail value of our inventory is adjusted on a consistent basis to reflect current market conditions. These adjustments include increases to the retail value of inventory for initial markups to set the selling price of goods or additional markups to adjust pricing for inflation and decreases to the retail value of inventory for markdowns associated with promotional, seasonal or other declines in the market value. Because these adjustments are made on a consistent basis and are based on current prevailing market conditions, they approximate the carrying value of the inventory at net realizable value (market value). Therefore, after applying the cost to retail ratio, the cost value of our inventory is stated at the lower of cost or market as is prescribed by Generally Accepted Accounting Principles in the U.S. (GAAP).

Because the approximation of net realizable value (market value) under the retail inventory method is based on estimates such as markups, markdowns and inventory losses (shrink), there exists an inherent uncertainty in the final determination of inventory cost and gross margin. In order to mitigate that uncertainty, the Company has a formal review by product class which considers such variables as current market trends, seasonality, weather patterns and age of merchandise to ensure that markdowns are taken currently, or a markdown reserve is established to cover future anticipated markdowns. This review also considers current pricing trends and inflation to ensure that markups are taken if necessary. The estimation of inventory losses (shrink) is a significant element in approximating the carrying value of inventory at net realizable value; thus the following paragraph describes our estimation method as well as the steps we take to mitigate the risk of this estimate has in the determination of the cost value of inventory.

The Company calculates inventory losses (shrink) based on actual inventory losses occurring as a result of physical inventory counts during each fiscal period and estimated inventory losses occurring between yearly physical inventory counts. The estimate for shrink occurring in the interim period between physical counts is calculated on a store-specific basis and is based on history, as well as performance on the most recent physical count. It is calculated by multiplying each store's shrink rate, which is based on the previously mentioned factors, by the interim period's sales for each store. Additionally, the overall estimate for shrink is adjusted at the corporate level to a three-year historical average to ensure that the overall shrink estimate is the most accurate approximation of shrink based on the Company's overall history of shrink. The three-year historical estimate is calculated by dividing the "book to physical" inventory adjustments for the trailing 36 months by the related sales for the same period. In order to reduce the uncertainty inherent in the shrink calculation, the Company first performs the calculation at the lowest practical level (by store) using the most current performance indicators. This ensures a more reliable number, as opposed to using a higher level aggregation or percentage method. The second portion of the calculation ensures that the extreme negative or positive performance of any particular store or group of stores does not skew the overall estimation of shrink. This portion of the calculation removes additional uncertainty by eliminating short-term peaks and valleys that could otherwise cause the underlying carrying cost of inventory to fluctuate unnecessarily. The Company has experienced improvement in reducing shrink as a percentage of sales from year to year due to improved inventory control measures, which includes the chain-wide utilization of the NEX/DEX technology.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management believes that the Company's Retail Inventory Method provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market. For pharmacy inventories, which were approximately $32.5 million, and $30.2 million at January 29, 2011 and January 30, 2010, respectively, cost was determined using the retail LIFO (last-in, first-out) method in which inventory cost is maintained using the Retail Inventory Method, then adjusted by application of the Producer Price Index published by the U.S. Department of Labor for the cumulative annual periods. The current cost of inventories exceeded the LIFO cost by approximately $24.0 million at January 29, 2011 and $21.5 million at January 30, 2010. The LIFO reserve increased by approximately $2.4 million and $2.4 million during 2010 and 2009, respectively.

The Company has historically included an estimate of inbound freight and certain general and administrative costs in merchandise inventory as prescribed by GAAP. These costs include activities surrounding the procurement and storage of merchandise inventory such as merchandise planning and buying, warehousing, accounting, information technology and human resources, as well as inbound freight. The total amount of procurement and storage costs and inbound freight included in merchandise inventory at January 29, 2011 is $19.5 million compared to $17.4 million at January 30, 2010.

Impairment. The Company's policy is to review the carrying value of all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In accordance with FASB ASC 360, "Impairment or Disposal of Long-Lived Assets," we review for impairment all stores open at least 3 years or remodeled more than 2 years. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease or 10 years for owned stores. Our estimate of undiscounted future cash flows over the lease term is based upon historical operations of the stores and estimates of future store profitability, which encompasses many factors that are subject to management's judgment and are difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's fair value. The fair value is based on estimated market values for similar assets or other reasonable estimates of fair market value based upon management's judgment.

Exit and Disposal Activities. During fiscal 2007, the Company closed 17 underperforming stores.

During fiscal 2008, the Company closed 74 underperforming stores and 23 underperforming pharmacies. The closures took place during the first three quarters of 2008 pursuant to our restructuring plan announced February 6, 2008 and were the result of an in-depth study conducted by the Company of its operations over the previous 10 quarters. The study revealed that Fred's has a strong and healthy store base, and that by closing these underperforming stores the Company would improve its cash flow and operating margin, both of which are core goals of the Company's overall strategic plan. As a result of the successful execution of this plan, the Company is stronger and is in a better position to respond to fluctuations in the economy and to take advantage of opportunities to further improve our business.

During fiscal 2009, the Company closed 9 underperforming stores, which is consistent with our anticipated amount of annual store closures in the normal course of business. Therefore, store closures of this nature in this and future years are not deemed exit and disposal related activities.

Inventory Impairment

During fiscal 2007, we recorded a below-cost inventory adjustment of approximately $10.0 million to reduce the value of inventory to lower of cost or market in stores that were planned for closure as part of the Company's strategic plan to improve profitability and operating margin. The adjustment was recorded in cost of goods sold in the consolidated statement of income for the year ended February 2, 2008.

In fiscal 2008, we recorded an additional below-cost inventory adjustment of $0.3 million to reduce the value of inventory to lower of cost or market associated with stores closed in the third quarter and utilized the entire $10.3 million impairment.

Lease Termination

For store closures where a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the cease use date (when the store is closed) in accordance with FASB ASC 420, "Exit or Disposal Cost Obligations". Liabilities are established at the cease use date for the present value of any remaining operating lease obligations, net of estimated sublease income, and at the communication date for severance and other exit costs, as prescribed by FASB ASC 420. Key assumptions in calculating the liability include the timeframe expected to terminate lease agreements, estimates related to the sublease potential of closed locations, and estimation of other related exit costs. If actual timing and potential termination costs or realization of sublease income differ from our estimates, the resulting liabilities could vary from recorded amounts. These liabilities are reviewed periodically and adjusted when necessary.

During fiscal 2007, we closed 17 underperforming stores and recorded lease contract termination costs of $1.6 million in rent expense in conjunction with those closings, of which $1.0 million was utilized during fiscal 2007, leaving $.6 million in the reserve at the beginning of fiscal year 2008.

During fiscal 2008, we closed 74 underperforming stores and recorded lease contract termination costs of $10.5 million, of which $9.6 million was charged to rent expense and $.9 million reduced the liability for deferred rent. We utilized $7.7 million during the period, leaving $3.4 million in the reserve at January 31, 2009.

During fiscal 2009, we reserved an additional $0.1 million in rent expense related to the 9 store closings. We utilized $2.4 million during the period, leaving $1.1 million in the reserve at January 30, 2010.

During fiscal 2010, we reserved an additional $0.6 million in rent expense related to the revision of the estimated amount of the remaining lease liability for the fiscal 2008 and 2009 store closures. We also utilized $1.0 million, leaving $.7 million in the reserve at January 29, 2011.

The following table illustrates the exit and disposal activity related to the store closures discussed in the previous paragraphs (in millions):

	Beginning Balance January 30, 2010	Additions FY10	Utilized FY10	Ending Balance January 29, 2011
Lease contract termination liability	$ 1.1	$ 0.6	$ (1.0)	$ 0.7

Fixed Asset Impairment

During the fourth quarter of 2007, the Company recorded a charge of $4.6 million in selling, general and administrative expense for the impairment of fixed assets and leasehold improvements associated with the planned closure of 75 stores in 2008. During the second quarter of fiscal 2008, the Company recorded an additional charge of $.1 million associated with store closures that occurred in the third quarter. Impairment of $0.2 million for the planned store closures was recorded in 2009.

Property and Equipment and Intangibles. Property and equipment are carried at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets and recorded in selling, general and administrative expenses. Improvements to leased premises are depreciated using the straight-line method over the shorter of the initial term of the lease or the useful life of the improvement. Leasehold improvements added late in the lease term are depreciated over the shorter of the remaining term of the lease (including the upcoming renewal option, if the renewal is reasonably assured) or the useful life of the improvement. Gains or losses on the sale of assets are recorded at disposal as a component of operating income. The following average estimated useful lives are generally applied:

	Estimated Useful Lives
Building and building improvements	8 - 31.5 years
Furniture, fixtures and equipment	3 - 10 years
Leasehold improvements	3 - 10 years or term of lease, if shorter
Automobiles and vehicles	3 - 6 years
Airplane	9 years

Assets under capital lease are depreciated in accordance with the Company's normal depreciation policy for owned assets or over the lease term (regardless of renewal options), if shorter, and the charge to earnings is included in depreciation expense in the Consolidated Financial Statements.

Other identifiable intangible assets, which are included in other noncurrent assets, primarily represent customer lists associated with acquired pharmacies and are being amortized on a straight-line basis over five years.

Vendor Rebates and Allowances and Advertising Costs. The Company receives rebates for a variety of merchandising activities, such as volume commitment rebates, relief for temporary and permanent price reductions, cooperative advertising programs, and for the introduction of new products in our stores. In accordance with FASB ASC 605-50 "Customer Payments and Incentives", rebates received from a vendor are recorded as a reduction of cost of sales when the product is sold or a reduction to selling, general and administrative expenses if the reimbursement represents a specific incremental and identifiable cost. Should the allowance received exceed the incremental cost, then the excess is recorded as a reduction of cost of sales when the product is sold. Any excess amounts for the periods reported are immaterial. Any rebates received subsequent to merchandise being sold are recorded as a reduction to cost of goods sold when received.

As of January 29, 2011, the Company had approximately 950 vendors who participate in vendor rebate programs and the terms of the agreements with those vendors vary in length from short-term arrangements to be completed within a month to longer-term arrangements that could last up to three years.

In accordance with FASB ASC 720-35 "Advertising Costs", the Company charges advertising, including production costs, to selling, general and administrative expense on the first day of the advertising period. Gross advertising expenses for 2010, 2009 and 2008, were $24.5 million, $24.0 million and $24.1 million, respectively. Gross advertising expenses were reduced by vendor cooperative advertising allowances of $2.4 million, $2.6 million and $2.3 million, for 2010, 2009 and 2008, respectively. It would be the Company's intention to incur a similar amount of advertising expense as in prior years and in support of our stores even if we did not receive support from our vendors in the form of cooperative adverting programs.

Insurance Reserves. The Company is largely self-insured for workers compensation, general liability and employee medical insurance. The Company's liability for self-insurance is determined based on claims known at the time of determination of the reserve and estimates for future payments against incurred losses and claims that have been incurred but not reported. Estimates for future claims costs include uncertainty because of the variability of the factors involved, such as the type of injury or claim, required services by the providers, healing time, age of claimant, case management costs, location of the claimant, and governmental regulations. These uncertainties or a deviation in future claims trends from recent historical patterns could result in the Company recording additional expenses or expense reductions that might be material to the Company's results of operations. The Company carries additional coverage for excessive or catastrophic claims with stop loss limits of $500,000 for property and general liability and $200,000 for employee medical. The Company's insurance reserve was $10.3 million and $9.0 million on January 29, 2011 and January 30, 2010, respectively. Changes in the reserve over that time period were attributable to additional reserve requirements of $47.3 million netted with reserve utilization of $46.0 million.

Income Taxes. The Company reports income taxes in accordance with FASB ASC 740, "Income Taxes." Under FASB ASC 740, the asset and liability method is used for computing future income tax consequences of events, which have been recognized in the Company's Consolidated Financial Statements or income tax returns. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities (see Note 4 – Income Taxes).

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FASB ASC 740"), Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No.109 that is codified in FASB ASC 740. We adopted FASB ASC 740 as of February 4, 2007, the first day of fiscal 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB ASC 740 and prescribes a minimum recognition threshold of more-likely-than-not to be sustained upon examination that a tax position must meet before being recognized in the financial statements. Under FASB ASC 740, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FASB ASC 740 provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition (see Note 4 – Income Taxes).

FASB ASC 740 further requires that interest and penalties required to be paid on the underpayment of taxes should be accrued on the difference between the amount claimed or expected to be claimed on the tax return and the tax benefit recognized in the financial statements. The Company includes potential interest and penalties recognized in accordance with FASB ASC 740 in the financial statements as a component of income tax expense. As of January 29, 2011, accrued interest and penalties related to our unrecognized tax benefits totaled $1.3 million and $0.3 million, respectively, and are both recorded in the consolidated balance sheet within "Other non-current liabilities."

Stock-Based Compensation. Effective January 29, 2006, the Company adopted the fair value recognition provisions of FASB ASC 718, "Compensation – Stock Compensation", using the modified prospective transition method. Under this method, compensation expense recognized post adoption includes: (1) compensation expense for all share-based payments granted prior to, but not yet vested as of January 29, 2006, based on the grant date fair value estimated in accordance with the FASB ASC 718, and (2) compensation cost for all share-based payments granted subsequent to January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of FASB ASC 718. Results for prior periods have not been restated.

Effective January 29, 2006, the Company elected to adopt the alternative transition method provided in FASB ASC 718 for calculating the income tax effects of stock-based compensation. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in-capital pool ("APIC Pool") related to the income tax effects of stock based compensation, and for determining the subsequent impact on the APIC pool and consolidated statements of cash flows of the income tax effects of stock-based compensation awards that are outstanding upon adoption of FASB ASC 718.

FASB ASC 718 also requires the benefits of income tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. The impact of adopting FASB ASC 718 on future results will depend on, among other things, levels of share-based payments granted in the future, actual forfeiture rates and the timing of option exercises.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Stock-based compensation expense, post adoption of FASB ASC 718, is based on awards ultimately expected to vest, and therefore has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant based on the Company's historical forfeiture experience and will be revised in subsequent periods if actual forfeitures differ from those estimates.

Equity Incentive Plans. See Note 7 to the Consolidated Financial Statements for additional information regarding equity incentive plans.

Results of Operations

The following table provides a comparison of Fred's financial results for the past three years. In this table, categories of income and expense are expressed as a percentage of sales.

	For the Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009[3]
Net sales	**100.0%**	100.0%	100.0%
Cost of good sold [1]	**71.4**	72.1	72.0
Gross profit	**28.6**	27.9	28.0
Selling, general and administrative expenses [2]	**26.1**	25.8	26.5
Operating income	**2.5**	2.1	1.5
Interest expense, net	**–**	–	0.1
Income before taxes	**2.5**	2.1	1.4
Income taxes	**0.9**	0.8	0.5
Net income	**1.6%**	1.3%	0.9%

1 Cost of goods sold includes the cost of product sold, along with all costs associated with inbound freight.
2 Selling, general and administrative expenses include the costs associated with purchasing, receiving, handling, securing and storing product. These costs are associated with products that have been sold and no longer remain in ending inventory.
3 Results include certain charges for the non-routine closing of 75 stores in 2008 (see Item 7, "Exit and Disposal Activities" section).

Comparable Store Sales. Our calculation of comparable store sales represents the increase or decrease in net sales for stores that have been opened after the end of the 12 th month following the store's grand opening month, and includes stores that have been remodeled or relocated during the reporting period. The majority of our remodels and relocations do not include expansion. The purpose of the remodel or the relocation is to change the store's layout, refresh the store with new fixtures, interiors or signage or to locate the store in a more desirable area. This type of change to the store does not necessarily change the product mix or product departments; therefore, on a comparable store sales basis, the store is the same before and after the remodel or relocation. In relation to remodels and relocations, expansions have been much more infrequent and consequently, any increase in the selling square footage is immaterial to the overall calculation of comparable store sales.

Additionally, we do not exclude newly added hardline, softline or pharmacy departments from our comparable store sales calculation because we believe that all departments within a Fred's store create a synergy supporting our overall goals for managing the store, servicing our customer and promoting traffic and sales growth. Therefore, the introduction of all new departments is included in same store sales in the year in which the department is introduced. Likewise, our same store sales calculation is not adjusted for the removal of a department from a location.

Fiscal 2010 Compared to Fiscal 2009

Sales

Net sales for 2010 increased to $1,841.8 million from $1,788.1 million in 2009, a year-over-year increase of $53.6 million or 3.0%. On a comparable store basis, sales for 2010 increased 2.2% ($33.3 million) compared with a 0.4% ($6.2 million) increase in the same period last year.

The Company's 2010 front store (non-pharmacy) sales increased 2.1% over 2009 front store sales We experienced sales increases in categories such as direct beverage, small appliances, greeting cards and tobacco partially offset by decreases in food and electronics.

The Company's pharmacy sales were 34.2% of total sales in 2010 compared to 33.5% of total sales in the prior year and continue to rank as the largest sales category within the Company. The total sales in this department, including the Company's mail order operation which we closed during the first quarter of 2009, increased 5.2% over 2009, with third party prescription sales representing approximately 93% of total pharmacy sales, the same as in the prior year. The Company's pharmacy department continues to benefit from an ongoing program of purchasing prescription files from independent pharmacies as well as the addition of pharmacy departments in existing store locations.

Sales to Fred's 24 franchised locations during 2010 decreased to $37.4 million (2.0% of sales) from $38.4 million (2.2% of sales) in 2009. The decrease in year-over-year franchise sales continues to be impacted by the ongoing economic challenges affecting our customers' disposable income. The Company does not intend to expand its franchise network.

The sales mix for the period, unadjusted for deferred layaway sales, was 34.1% Pharmaceuticals, 24.1% Household Goods, 16.2% Food and Tobacco, 8.6% Paper and Cleaning Supplies, 7.6% Apparel and Linens, 7.4% Health and Beauty Aids, and 2.0% Franchise. The sales mix for the same period last year was 33.5% Pharmaceuticals, 23.4% Household Goods, 16.2% Food and Tobacco, 9.2% Paper and Cleaning Supplies, 7.9% Apparel and Linens, 7.6% Health and Beauty Aids, and 2.2% Franchise.

For the year, comparable store customer traffic increased .3% over last year while the average customer ticket increased 1.6% to $19.75.

Gross Profit

Gross profit for the year increased to $527.0 million in 2010 from $499.2 million in 2009, a year-over-year increase of $27.8 million or 5.6%. Gross margin, measured as a percentage of sales, increased to 28.6% in 2010 from 27.9% in 2009, a 70 basis point improvement. Gross margin was favorably impacted by the improved product mix shift toward household goods which carry higher margins, continued management of shrink in our stores, improved pharmacy department margins and an increase in vendor consideration. This favorability was partially offset by an increase in store markdowns and pharmacy shrinkage.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, including depreciation and amortization, increased to $480.3 million in 2010 (26.1% of sales) from $460.7 million in 2009 (25.8% of sales). This 30 basis point expense deleveraging resulted primarily from the increase in labor of $8.8 million and amortization expense of $2.5 million related mainly to pharmacy acquisitions during the year, as well as an increase in incentive compensation of $2.6 million.

Operating Income

Operating income increased to $46.7 million in 2010 (2.5% of sales) from $38.5 million in 2009 (2.1% of sales) due primarily to an increase in gross profit of $27.8 million due to the improved product mix shift toward household goods which carry higher margins, continued management of shrink in our stores, improved pharmacy department margins and an increase in vendor dollar consideration. This favorability was partially offset by an increase in selling, general and administrative expenses of $19.6 million as described in the Selling, General and Administrative Expenses section above.

Interest Expense, Net

Net interest expense for 2010 totaled $.2 million or less than .1% of sales compared to $.3 million which was also less than .1% of sales in 2009.

Income Taxes

The effective income tax rate was 36.4% in 2010 compared to 38.2% in 2009. The decrease in the effective tax rate was primarily due to the finalization and settlement of the Internal Revenue Exam which was incurred in 2009.

The Company's estimates of income taxes and the significant items resulting in the recognition of deferred tax assets and liabilities are described in Note 4 to the Consolidated Financial Statements and reflect the Company's assessment of future tax consequences of transactions that have been reflected in the Company's financial statements or tax returns for each taxing authority in which it operates. Actual income taxes to be paid could vary from these estimates due to future changes in income tax law or the outcome of audits completed by federal and state taxing authorities. The reserves are determined based upon the Company's judgment of the probable outcome of the tax contingencies and are adjusted, from time to time, based upon changing facts and circumstances.

State net operating loss carry-forwards are available to reduce state income taxes in future years. These carry-forwards total approximately $142.5 million for state income tax purposes and expire at various times during 2011 through 2029. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carry-forwards that can be utilized. We have provided a reserve for the portion believed to be more likely than not to expire unused.

We expect our effective tax rate to be in the range of 36% - 37% in fiscal 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net Income

Net income increased to $29.6 million ($.75 per diluted share) in 2010 from $23.6 million ($.59 per diluted share) in 2009, a 25.3% increase. The increase in net income is primarily attributable to the favorable gross profit of $27.8 million as described in the Gross Profit section above. This favorability was partially offset by the $19.6 million increase in selling, general and administrative expenses as described in the Selling, General and Administrative Expenses section above, as well as higher income tax expense due to a pretax income increase of $8.3 million.

Fiscal 2009 Compared to Fiscal 2008

Sales

Net sales for 2009 decreased to $1,788.1 million from $1,798.8 million in 2008, a year-over-year decrease of $10.7 million or .6%. Excluding sales from stores closed in 2008 ($40.3 million), total sales were up $29.6 million or 1.7% over the prior year. On a comparable store basis, sales for 2009 increased .4% ($6.2 million) compared with a 1.8% ($29.1 million) increase in the prior year.

The Company's 2009 front store (non-pharmacy) sales decreased 3.2% over 2008 front store sales. Excluding the front store sales from stores closed in 2008 ($40.3 million), sales increased .2% over the prior year. We experienced sales increases in categories such as tobacco, food and small appliances partially offset by decreases in home furnishings, health and beauty aids and housewares.

The Company's pharmacy sales were 33.5% of total sales in 2009 compared to 31.5% of total sales in the prior year and continue to rank as the largest sales category within the Company. The total sales in this department, including the Company's mail order operation which we closed during the first quarter of 2009, increased 5.0% over 2008, with third party prescription sales representing approximately 93% of total pharmacy sales, the same as in the prior year. The Company's pharmacy department continues to benefit from an ongoing program of purchasing prescription files from independent pharmacies as well as the addition of pharmacy departments in existing store locations.

Sales to Fred's 24 franchised locations during 2009 decreased to $38.4 million (2.2% of sales) from $39.6 million (2.2% of sales) in 2008. The decrease in year-over-year franchise sales continues to be impacted by the ongoing economic challenges affecting our customers' disposable income. The Company does not intend to expand its franchise network.

The sales mix for the period, unadjusted for deferred layaway sales, was 33.5% Pharmaceuticals, 23.4% Household Goods, 16.2% Food and Tobacco, 9.2% Paper and Cleaning Supplies, 7.9% Apparel and Linens, 7.6% Health and Beauty Aids, and 2.2% Franchise. The sales mix for the same period last year was 31.7% Pharmaceuticals, 24.8% Household Goods, 15.5% Food and Tobacco, 9.2% Paper and Cleaning Supplies, 8.6% Apparel and Linens, 8.0% Health and Beauty Aids, and 2.2% Franchise.

For 2009, comparable store customer traffic decreased .1% over the prior year while the average customer ticket increased 1.0% to $19.29.

Gross Profit

Gross profit for the year decreased to $499.2 million in 2009 from $503.0 million in 2008, a year-over-year decline of $3.8 million or .8%. Gross margin, measured as a percentage of sales, declined to 27.9% in 2009 from 28.0% in 2008. Gross margin was unfavorably impacted by continued competitive pressures, higher promotional markdowns, and an unfavorable shift in the product mix toward lower margin basic and consumable products. Gross profit was also favorably impacted, primarily in the third and fourth quarter, by purchase price variances related to those and previous quarters. These purchase price variances resulted from reduced product costs obtained from vendors. The impact on prior quarters was immaterial. This unfavorability was partially offset by an increase in vendor dollar consideration and higher general merchandise department markup and reduced shrink.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, including depreciation and amortization, decreased to $460.7 million in 2009 (25.8% of sales) from $476.7 million in 2008 (26.5% of sales). This 70 basis point expense leveraging resulted primarily from the effect of our store closures in fiscal 2008 ($9.6 million), a reduction in professional fees primarily due to the legal costs related to the settlement of the Atchinson and Ziegler cases recorded in fiscal 2008 ($6.6 million) (see Item 3. Legal Proceedings in our 10-K filed April 16, 2009). In addition, we continued to manage costs in our stores by reducing labor expense ($2.8 million) and lowering utilities expense ($2.2 million) with the installation of Energy Management Systems. This favorability was partially offset by deleveraging in our pharmacy labor and depreciation expense related to new pharmacy openings during the fiscal year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Income

Operating income increased to $38.5 million in 2009 (2.1% of sales) from $26.3 million in 2008 (1.5% of sales) due primarily to a decrease in selling, general and administrative expenses as the Company did not incur expenses related to store closures in 2009 and did not experience the one-time legal costs as in 2008, referenced in the Selling, General and Administrative Expenses section above. This favorability was partially offset by a decrease in gross profit of $3.8 million, a year-over-year decline of .8%, as described in the Gross Profit section above.

Interest Expense, Net

Net interest expense for 2009 totaled $.3 million or less than .1% of sales compared to $.4 million which was also less than .1% of sales in 2008.

Income Taxes

The effective income tax rate was 38.2% in 2009 compared to 35.8% in 2008. The increase in the effective tax rate was primarily due to an increase in the valuation allowance associated with deferred state tax benefits which management has determined are more likely than not to expire unused.

The Company's estimates of income taxes and the significant items resulting in the recognition of deferred tax assets and liabilities are described in Note 4 to the Consolidated Financial Statements and reflect the Company's assessment of future tax consequences of transactions that have been reflected in the Company's financial statements or tax returns for each taxing authority in which it operates. Actual income taxes to be paid could vary from these estimates due to future changes in income tax law or the outcome of audits completed by federal and state taxing authorities. The reserves are determined based upon the Company's judgment of the probable outcome of the tax contingencies and are adjusted, from time to time, based upon changing facts and circumstances.

State net operating loss carry-forwards are available to reduce state income taxes in future years. These carry-forwards total approximately $142.5 million for state income tax purposes and expire at various times during 2011 through 2029. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carry-forwards that can be utilized. We have provided a reserve for the portion believed to be more likely than not to expire unused.

Net Income

Net income increased to $23.6 million ($.59 per diluted share) in 2009 from $16.6 million ($.42 per diluted share) in 2008. The increase in net income is primarily attributable to the decrease in selling, general and administrative expenses of 3.3% resulting from the effect of our store closures in fiscal 2008 ($9.6 million) and the legal costs related to the settlement of the Atchinson case also in 2008 ($5.0 million) (see Item 3. Legal Proceedings from our 10-K filed April 16, 2009). This favorability was partially offset by the $3.8 million reduction in gross profit as described within the caption Gross Profit above, as well as increased income taxes due to a $12.3 million increase in pretax income and an increased tax rate resulting from the final settlement of the IRS audit.

Liquidity and Capital Resources

The Company's principal capital requirements include funding new stores and pharmacies, remodeling existing stores and pharmacies, maintenance of stores and distribution centers, and the ongoing investment in information systems. Fred's primary sources of working capital have traditionally been cash flow from operations and borrowings under its credit facility. The Company had working capital of $282.1 million, $266.7 million and $255.5 million at year-end 2010, 2009 and 2008, respectively. Working capital fluctuates in relation to profitability, seasonal inventory levels, and the level of store openings and closings. Working capital at year-end 2010 increased by $15.4 million from 2009. The increase was primarily due to an inventory increase of $19.4 million as a result of an additional of toy and trim-a-home inventory purchased for the 2010 holiday season and a strategic decision to purchase import goods earlier in an effort to avoid business interruptions from the Chinese New Year, and a decrease in accounts payable of $6.4 million related to the timing of pharmacy inventory payments. The increase described above was partially offset by a year-over-year decrease in cash and cash equivalents of $5.6 million and an increase in accrued expenses of $5.8 million. In 2011, the Company intends to open approximately 20 - 25 stores and pharmacies and close an estimated 10 stores and 15 pharmacies.

We have incurred losses caused by fire, tornado and flood damage, which consisted primarily of losses of inventory and fixed assets. Insurance proceeds related to fixed assets are included in cash flows from investing activities and proceeds related to inventory losses and business interruption are included in cash flows from operating activities.

Net cash flow provided by operating activities totaled $42.1 million in 2010, $64.2 million in 2009 and $78.3 million in 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In fiscal 2010, inventory, net of the LIFO reserve, increased by approximately $19.4 million due to many factors including our drive to support our in-stock position, an additional of toy and trim-a-home inventory purchased for the 2010 holiday season and a strategic decision to purchase import goods earlier in an effort to avoid business interruptions from the Chinese New Year. Accounts receivable increased by approximately $6.2 million due primarily to an increase in vendor related allowances. Accounts payable and accrued expenses decreased by approximately $.6 million. Income taxes payable increased by $3.8 million while deferred income tax liability increased by $1.9 million. Other non-current liabilities increased by $.7 million.

In fiscal 2009, inventory, net of the LIFO reserve, decreased by approximately $7.5 million due to higher inventory turn rates in our stores, the average of which has increased to 4.1 in fiscal 2009 from 3.8 in fiscal 2008. Accounts receivable increased by approximately $1.6 million due primarily to an increase in vendor related allowances. Accounts payable and accrued expenses increased by approximately $11.4 million primarily as a result of the focus on improving our terms with our vendors. Income taxes payable decreased by $8.0 million while deferred income tax expense increased by $5.9 million. Other non-current liabilities decreased by $3.4 million due to a reduction in the Company FASB ASC 740 reserves.

In fiscal 2008, inventory, net of the LIFO reserve, decreased by approximately $18.5 million due to the store and pharmacy closing throughout the year, as well as reductions in discretionary product classes where sales decreased in 2008. Accounts receivable decreased by approximately $5.4 million due primarily to a decrease of an income tax receivable that was created in the prior year. Accrued expenses increased by approximately $5.5 million primarily as a result of the $6.6 million legal accrual related to the settlement of the Ziegler and Atchinson cases in the fourth quarter of 2008. Other non-current liabilities increased by $8.7 million due to an increase in the Company FASB ASC 740 reserves.

Net cash used in investing activities totaled $38.2 million in 2010, $33.2 million in 2009 and $19.7 million in 2008.

Capital expenditures in 2010 totaled $27.0 million compared to $22.7 million in 2009 and $17.0 million in 2008. The capital expenditures during 2010 consisted primarily of the store and pharmacy expansion program ($22.4 million), technology enhancements ($2.9 million), transportation and distribution center expenditures ($1.0 million) and other corporate expenditures ($.7 million). Capital expenditures in 2009 totaled $22.7 million compared to $17.0 million in 2008 and $31.4 million in 2007. The capital expenditures during 2009 consisted primarily of the store and pharmacy expansion program ($15.7 million), technology enhancements ($3.3 million), transportation and distribution center expenditures ($2.1 million) and other corporate expenditures ($1.6 million). Capital expenditures during 2008 consisted primarily of the store and pharmacy expansion program ($13.7 million), technology and other corporate expenditures ($2.2 million) and improvements at our two distribution centers ($1.1 million).

In 2011, the Company is planning capital expenditures totaling approximately $29.0 million. Expenditures are planned totaling $22.9 million for new and existing stores and pharmacies. Planned expenditures also include approximately $3.6 million for technology upgrades and approximately $2.5 million for distribution center equipment and other capital maintenance. Technology upgrades in 2011 will be made to our mainframe software and hardware and in the area of Payment Card Industry compliance (PCI). In addition, the Company plans expenditures of approximately $12.5 million in 2011for the acquisition of prescription lists and other pharmacy related items.

Net cash used in financing activities totaled $9.4 million in 2010, $11.4 million in 2009 and $33.7 million in 2008.

The Board of Directors regularly reviews the Company's dividend plans to ensure that they are consistent with the Company's earnings performance, financial condition, need for capital and other relevant factors. As part of that review and in light of the Company's current financial position, the Board of Directors raised the dividend from $.03 per share to $.04 per share in the first quarter of 2010, for a total of $.16 in 2010. The Company has paid cash dividends of $6.3 million in 2010, $4.4 million in 2009 and $3.2 million in 2008. On March 2, 2011, the Board of Directors increased the dividend to shareholders of record as of March 10, 2011 to $.05, a 25% increase.

On August 27, 2007, the Board of Directors approved a plan that authorized stock repurchases of up to 4.0 million shares of the Company's common stock. Under the plan, the Company may repurchase its common stock in open market or privately negotiated transactions at such times and at such prices as determined to be in the Company's best interest. These purchases may be commenced or suspended without prior notice depending on then-existing business or market conditions and other factors. In fiscal 2010, the Company repurchased 293,000 shares for $3.0 million and 742,663 shares for $7.2 million in 2009. There were no share repurchases in fiscal 2008.

On September 27, 2010, the Company and Regions Bank entered into the Tenth Loan Modification of the Revolving Loan and Credit Agreement which decreased the credit line from $60 million to $50 million and extended the term until September 27, 2013. All other terms, conditions and covenants remained in place after the amendment, with only a slight modification to one of the financial covenants required by the Agreement. Under the most restrictive covenants of the Agreement, the Company is required to maintain specified shareholders' equity (which was $327.2 million at January 29, 2011) and positive net income levels. The Company was in compliance with all loan covenants at January 29, 2011. Borrowings and the unused fees under the agreement bear interest at a tiered rate based on the Company's previous four quarter average of the Fixed Charge Coverage Ratio. Currently the Company's rates are 112.5 basis points over LIBOR for borrowings and 22.5 basis points over LIBOR for the unused fee. There were no borrowings outstanding under the Agreement at January 29, 2011 and January 30, 2010.

Cash and cash equivalents were $49.2 million at the end of 2010 compared to $54.7 million at the end of 2009 and $35.1 million at the end of 2008. Short-term investment objectives are to maximize yields while minimizing company risk and maintaining liquidity. Accordingly, limitations are placed on the amounts and types of investments the Company can select.

The Company believes that sufficient capital resources are available in both the short-term and long-term through currently available cash, cash generated from future operations and, if necessary, the ability to obtain additional financing.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet financing arrangements.

Effects of Inflation and Changing Prices.

The Company believes that inflation and/or deflation had a minimal impact on its overall operations during fiscal years 2010, 2009 and 2008.

Contractual Obligations and Commercial Commitments

As discussed in Note 5 to the Consolidated Financial Statements, the Company leases certain of its store locations under noncancelable operating leases expiring at various dates through 2029. Many of these leases contain renewal options and require the Company to pay contingent rent based upon a percentage of sales, taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. In addition, the Company leases various equipment under noncancelable operating leases.

The following table summarizes the Company's significant contractual obligations as of January 29, 2011, which excludes the effect of imputed interest:

(Dollars in thousands)	2011	2012	2013	2014	2015	Thereafter	Total
Operating leases [1]	$ 46,266	$ 39,852	$ 29,073	$ 19,981	$ 14,032	$ 25,561	$ 174,765
Inventory purchase obligations [2]	105,966						105,966
Equipment leases [3]	2,487	1,469	1,066	945	710	916	7,593
Mortgage loans on land & buildings and other [4]	201	170	1,109	525	520	1,645	4,170
Postretirement benefits 5	41	41	44	46	44	241	457
Total contractual obligations	$ 154,961	$ 41,532	$ 31,292	$ 21,497	$ 15,306	$ 28,363	$ 292,951

1 Operating leases are described in Note 5 to the Consolidated Financial Statements.

2 Inventory purchase obligations represent open purchase orders and any outstanding purchase commitments as of January 29, 2011.

3 Equipment leases represent the cooler program and other equipment operating leases.

4 Mortgage loans for purchased land and buildings and other debt.

5 Postretirement benefits are described in Note 9 to the Consolidated Financial Statements.

The Company had commitments approximating $10.5 million at January 29, 2011 and $8.8 million at January 30, 2010 on issued letters of credit, which support purchase orders for merchandise. Additionally, the Company had outstanding letters of credit aggregating approximately $11.0 million at January 29, 2011 and $11.1 million at January 30, 2010 utilized as collateral for its risk management programs.

The Company financed the construction of its Dublin, Georgia distribution center with taxable industrial development revenue bonds issued by the City of Dublin and County of Laurens development authority. The Company purchased 100% of the bonds and intends to hold them to maturity, effectively financing the construction with internal cash flow. The Company has offset the investment in the bonds ($34.6 million) against the related liability and neither is reflected in the consolidated balance sheet.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Related Party Transactions

During the year ended January 29, 2011, Atlantic Retail Investors, LLC, which is partially owned by Michael J. Hayes, Chairman of the Board of Directors, owned the land and buildings occupied by twelve Fred's stores. The terms and conditions regarding the leases on these locations are consistent in all material respects with other store leases of the Company. The total rental payments related to these leases were $1.3 million for both years ended January 29, 2011 and January 30, 2010. Total future commitments under related party leases are $7.9 million.

In February 2011, Atlantic Retail Investors, LLC, purchased the land and building occupied by one of Fred's stores, bringing the total related party leases to thirteen. The store was purchased by Atlantic Retail Investors, LLC from an independent landlord/developer. On March 30, 2011, Fred's purchased ten of the thirteen properties leased from Atlantic Retail Investors, LLC, one of which has an additional parcel that is leased to an unrelated party.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of SFAS No. 162" ("FASB ASC 105"). FASB ASC 105 modifies the GAAP hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification ("ASC"), also known collectively as the "Codification", is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. FASB ASC 105 became effective for the third quarter of fiscal year 2009. All other accounting standards references have been updated in this report with ASC references.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended		
(In thousands, except per share data)	**January 29, 2011**	January 30, 2010	January 31, 2009
Net sales	**$ 1,841,755**	$ 1,788,136	$ 1,798,840
Cost of goods sold	**1,314,737**	1,288,899	1,295,822
Gross profit	**527,018**	499,237	503,018
Depreciation and amortization	**29,236**	26,387	26,425
Selling, general and administrative expenses	**451,064**	434,356	450,275
Operating income	**46,718**	38,494	26,318
Interest income	**(234)**	(189)	(308)
Interest expense	**424**	482	716
Income before income taxes	**46,528**	38,201	25,910
Provision for income taxes	**16,941**	14,586	9,268
Net income	**$ 29,587**	$ 23,615	$ 16,642
Net income per share			
Basic	**$ 0.76**	$ 0.59	$ 0.42
Diluted	**$ 0.75**	$ 0.59	$ 0.42
Weighted average shares outstanding			
Basic	**39,133**	39,822	39,282
Effect of dilutive stock options	**63**	67	569
Diluted	**39,196**	39,889	39,851
Comprehensive income:			
Net income	**$ 29,587**	$ 23,615	$ 16,642
Other comprehensive income (expense), net of tax postretirement plan adjustment	**(32)**	(159)	23
Comprehensive income	**$ 29,555**	$ 23,456	$ 16,665

See accompanying notes to condensed consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for number of shares)	**January 29, 2011**	January 30, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 49,182**	$ 54,742
Receivables, less allowance for doubtful accounts of $1,218 and $764, respectively	**28,146**	28,893
Inventories	**313,384**	294,024
Other non-trade receivables	**26,378**	25,193
Prepaid expenses and other current assets	**12,723**	10,945
Total current assets	**429,813**	413,797
Property and equipment, at depreciated cost	**139,931**	137,569
Equipment under capital leases, less accumulated amortization of $4,967 and $4,967, respectively	**–**	–
Intangible assets, net	**22,193**	16,035
Other noncurrent assets, net	**3,591**	4,040
Total assets	**$ 595,528**	$ 571,441
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 81,002**	$ 87,393
Current portion of indebtedness	**201**	718
Accrued expenses and other	**45,371**	39,621
Deferred income taxes	**21,142**	19,373
Total current liabilities	**147,716**	147,105
Long-term portion of indebtedness	**3,969**	4,179
Deferred income taxes	**2,069**	2,009
Other noncurrent liabilities	**17,886**	17,209
Total liabilities	**171,640**	170,502
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, nonvoting, no par value, 10,000,000 shares authorized, none outstanding	**–**	–
Preferred stock, Series A junior participating nonvoting, no par value, 224,594 shares authorized, none outstanding	**–**	–
Common stock, Class A voting, no par value, 60,000,000 shares authorized, 39,300,872 and 39,363,462 shares issued and outstanding, respectively	**131,367**	131,685
Common stock, Class B nonvoting, no par value, 11,500,000 shares authorized, none outstanding	**–**	–
Retained earnings	**291,649**	268,350
Accumulated other comprehensive income	**872**	904
Total shareholders' equity	**423,888**	400,939
Total liabilities and shareholders' equity	**$ 595,528**	$ 571,441

See accompanying notes to condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands, except share and per share amounts)	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, February 2, 2008	39,880,836	$ 135,335	$ 235,684	$ 1,040	$ 372,059
Cash dividends paid ($.08 per share)			(3,196)		(3,196)
Restricted stock grants, cancellations and withholdings, net	73,364	(35)			(35)
Issuance of shares under employee stock purchase plan	73,084	584			584
Stock-based compensation		990			990
Exercises of stock options	1,200	17			17
Income tax benefit on exercise of stock options		(14)			(14)
Adjustment for postretirement benefits (net of tax)			11	23	34
Net income			16,642		16,642
Balance, January 31, 2009	40,028,484	136,877	249,141	1,063	387,081
Cash dividends paid ($.11per share)			(4,406)		(4,406)
Restricted stock grants, cancellations and withholdings, net	16,691	(142)			(142)
Issuance of shares under employee stock purchase plan	60,350	542			542
Repurchased and cancelled shares	(742,663)	(7,152)			(7,152)
Stock-based compensation		1,595			1,595
Exercises of stock options	600	8			8
Income tax benefit on exercise of stock options		(43)			(43)
Adjustment for postretirement benefits (net of tax)				(159)	(159)
Net income			23,615		23,615
Balance, January 30, 2010	39,363,462	131,685	268,350	904	400,939
Cash dividends paid ($.16 per share)			**(6,288)**		**(6,288)**
Restricted stock grants, cancellations and withholdings, net	**156,510**	**113**			**113**
Issuance of shares under employee stock purchase plan	**63,680**	**552**			**552**
Repurchased and cancelled shares	**(293,000)**	**(2,989)**			**(2,989)**
Stock-based compensation		**1,886**			**1,886**
Exercises of stock options	**10,220**	**130**			**130**
Income tax benefit on exercise of stock options		**(10)**			**(10)**
Adjustment for postretirement benefits (net of tax)				**(32)**	**(32)**
Net income			**29,587**		**29,587**
Balance, January 29, 2011	**39,300,872**	**$ 131,367**	**$ 291,649**	**$ 872**	**$ 423,888**

See accompanying notes to condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except per share data)	**January 29, 2011**	January 30, 2010	January 31, 2009
	For the Years Ended		
Cash flows from operating activities:			
Net income	**$ 29,587**	$ 23,615	$ 16,642
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	**29,236**	26,387	26,425
Net (gain) loss on asset disposition	**741**	356	(831)
Provision for store closures and asset impairment	**340**	–	419
Stock-based compensation	**1,886**	1,595	990
Provision for uncollectible receivables	**455**	(121)	6
LIFO reserve increase	**2,406**	2,411	3,700
Deferred income tax expense (benefit)	**1,898**	5,932	(4,080)
Income tax benefit upon exercise of stock options	**10**	43	14
Provision for postretirement medical	**(97)**	(74)	34
(Increase) decrease in operating assets:			
Trade and non-trade receivables	**(6,199)**	(1,812)	5,405
Insurance receivables	**1,390**	(780)	902
Inventories	**(22,106)**	5,101	14,751
Other assets	**(1,330)**	1,369	(169)
Increase (decrease) in operating liabilities:			
Accounts payable and accrued expenses	**(641)**	11,593	5,537
Income taxes payable	**3,813**	(7,925)	1,178
Other noncurrent liabilities	**668**	(3,441)	7,362
Net cash provided by operating activities	**42,057**	64,249	78,285
Cash flows from investing activities:			
Capital expenditures	**(27,013)**	(22,692)	(16,727)
Proceeds from asset dispositions	**168**	125	2,182
Insurance recoveries for replacement assets	**98**	–	556
Asset acquisition, net (primarily intangibles)	**(11,451)**	(10,663)	(5,686)
Net cash used in investing activities	**(38,198)**	(33,230)	(19,675)
Cash flows from financing activities:			
Payments of indebtedness and capital lease obligations	**(727)**	(212)	(469)
Proceeds from revolving line of credit	–	–	205,996
Payments on revolving line of credit	–	–	(236,631)
Excess tax charges from stock-based compensation	**(10)**	(43)	(14)
Proceeds from exercise of stock options and employee stock purchase plan	**595**	408	566
Repurchase of shares	**(2,989)**	(7,152)	-
Cash dividends paid	**(6,288)**	(4,406)	(3,196)
Net cash used in financing activities	**(9,419)**	(11,405)	(33,748)
Increase in cash and cash equivalents	**(5,560)**	19,614	24,862
Cash and cash equivalents:			
Beginning of year	**54,742**	35,128	10,266
End of year	**$ 49,182**	$ 54,742	$ 35,128
Supplemental disclosures of cash flow information:			
Interest paid	**$ 190**	$ 293	$ 408
Income taxes paid	**$ 7,145**	$ 22,999	$ 2,559
Non-cash investing and financial activities:			
Assets acquired through term loan	**$ –**	$ –	$ 274
Restricted stock issued for the acquistion of intangible assets	**$ 200**	$ –	$ –

See accompanying notes to condensed consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description Of Business And Summary Of Significant Accounting Policies

Description of business. The primary business of Fred's, Inc. and subsidiaries (the "Company") is the sale of general merchandise through its retail discount stores and full service pharmacies. In addition, the Company sells general merchandise to its 24 franchisees. As of January 29, 2011, the Company had 653 retail stores and 313 pharmacies located in 15 states mainly in the Southeastern United States.

Consolidated Financial Statements. The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated. Amounts are in thousands unless otherwise noted.

Fiscal year. The Company utilizes a 52 — 53 week accounting period which ends on the Saturday closest to January 31. Fiscal years 2010, 2009 and 2008, as used herein, refer to the years ended January 29, 2011, January 30, 2010 and January 31, 2009, respectively. The fiscal years 2010, 2009 and 2008 each had 52 weeks.

Use of estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates and such differences could be material to the financial statements.

Cash and cash equivalents. Cash on hand and in banks, together with other highly liquid investments which are subject to market fluctuations and having original maturities of three months or less, are classified as cash and cash equivalents.

Allowance for doubtful accounts. The Company is reimbursed for drugs sold by its pharmacies by many different payors including insurance companies, Medicare and various state Medicaid programs. The Company estimates the allowance for doubtful accounts on a payor-specific basis, given its interpretation of the contract terms or applicable regulations. However, the reimbursement rates are often subject to interpretations that could result in payments that differ from the Company's estimates. Additionally, updated regulations and contract negotiations occur frequently, necessitating the Company's continual review and assessment of the estimation process. Senior management reviews accounts receivable on a quarterly basis to determine if any receivables are potentially uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance account.

Inventories. Merchandise inventories are valued at the lower of cost or market using the retail first-in, first-out (FIFO) method for goods in our stores and the cost first-in, first-out (FIFO) method for goods in our distribution centers. The retail inventory method is a reverse mark-up, averaging method which has been widely used in the retail industry for many years. This method calculates a cost-to-retail ratio that is applied to the retail value of inventory to determine the cost value of inventory and the resulting cost of goods sold and gross margin. The assumption that the retail inventory method provides for valuation at lower of cost or market and the inherent uncertainties therein are discussed in the following paragraphs. In order to assure valuation at the lower of cost or market, the retail value of our inventory is adjusted on a consistent basis to reflect current market conditions. These adjustments include increases to the retail value of inventory for initial markups to set the selling price of goods or additional markups to adjust pricing for inflation and decreases to the retail value of inventory for markdowns associated with promotional, seasonal or other declines in the market value. Because these adjustments are made on a consistent basis and are based on current prevailing market conditions, they approximate the carrying value of the inventory at net realizable value (market value). Therefore, after applying the cost to retail ratio, the cost value of our inventory is stated at the lower of cost or market as is prescribed by U.S. GAAP.

Because the approximation of net realizable value (market value) under the retail inventory method is based on estimates such as markups, markdowns and inventory losses (shrink), there exists an inherent uncertainty in the final determination of inventory cost and gross margin. In order to mitigate that uncertainty, the Company has a formal review by product class which considers such variables as current market trends, seasonality, weather patterns and age of merchandise to ensure that markdowns are taken currently, or a markdown reserve is established to cover future anticipated markdowns. This review also considers current pricing trends and inflation to ensure that markups are taken if necessary. The estimation of inventory losses (shrink) is a significant element in approximating the carrying value of inventory at net realizable value, and as such the following paragraph describes our estimation method as well as the steps we take to mitigate the risk that this estimate has in the determination of the cost value of inventory.

The Company calculates inventory losses (shrink) based on actual inventory losses occurring as a result of physical inventory counts during each fiscal period and estimated inventory losses occurring between yearly physical inventory counts. The estimate for shrink occurring in the interim period between physical counts is calculated on a store-specific basis and is based on history, as well as performance on the most recent physical count. It is calculated by multiplying each store's shrink rate, which is based on the previously mentioned factors, by the interim period's sales for each store. Additionally, the overall estimate for shrink is adjusted at the corporate level to a three-year historical average to ensure that the overall shrink estimate is the most accurate approximation of shrink based on the Company's overall history of shrink. The three-year historical estimate is calculated by dividing the "book to physical" inventory adjustments for the trailing 36 months by the related sales for the same period. In order to reduce the uncertainty inherent in the shrink calculation, the Company first performs the calculation at the lowest practical level (by store) using the most current performance indicators. This ensures a more reliable number, as opposed to using a higher level aggregation or percentage method. The second portion of the calculation ensures that the extreme negative or positive performance of any particular store or group of stores does not skew the overall estimation of shrink. This portion of the calculation removes additional uncertainty by eliminating short-term peaks and valleys that could otherwise cause the underlying carrying cost of inventory to fluctuate unnecessarily. The Company has experienced improvement in reducing shrink as a percentage of sales from year to year due to improved inventory control measures, which includes the chain-wide utilization of the NEX/DEX technology.

Management believes that the Company's Retail Inventory Method provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market. For pharmacy inventories, which were approximately $32.5 million and $30.2 million at January 29, 2011 and January 30, 2010, respectively, cost was determined using the retail LIFO (last-in, first-out) method in which inventory cost is maintained using the Retail Inventory Method, then adjusted by application of the Producer Price Index published by the U.S. Department of Labor for the cumulative annual periods. The current cost of inventories exceeded the LIFO cost by approximately $24.0 million at January 29, 2011 and $21.5 million at January 30, 2010. The LIFO reserve increased by approximately $2.4 million during 2010, $2.4 million during 2009 and $3.7 million during 2008.

The Company has historically included an estimate of inbound freight and certain general and administrative costs in merchandise inventory as prescribed by GAAP. These costs include activities surrounding the procurement and storage of merchandise inventory such as merchandise planning and buying, warehousing, accounting, information technology and human resources, as well as inbound freight. The total amount of procurement and storage costs and inbound freight included in merchandise inventory at January 29, 2011 is $19.5 million, with the corresponding amount of $17.4 million at January 30, 2010.

The Company did not record any below-cost inventory adjustments during the years ended January 29, 2011 and January 30, 2010 in connection with planned store closures (see Note 11 Exit and Disposal Activity).

Property and equipment. Property and equipment are carried at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Improvements to leased premises are depreciated using the straight-line method over the shorter of the initial term of the lease or the useful life of the improvement. Leasehold improvements added late in the lease term are depreciated over the shorter of the remaining term of the lease (including the upcoming renewal option, if the renewal is reasonably assured) or the useful life of the improvement, whichever is lesser. Gains or losses on the sale of assets are recorded at disposal. The following average estimated useful lives are generally applied:

	Estimated Useful Lives
Building and building improvements	8 - 31.5 years
Furniture, fixtures and equipment	3 - 10 years
Leasehold improvements	3 - 10 years or term of lease, if shorter
Automobiles and vehicles	3 - 6 years
Airplane	9 years

Assets under capital lease are depreciated in accordance with the Company's normal depreciation policy for owned assets or over the lease term (regardless of renewal options), if shorter, and the charge to earnings is included in depreciation expense in the Consolidated Financial Statements. We did not incur any depreciation expense on assets under capital lease for 2010 as the assets were fully depreciated.

Leases. Certain operating leases include rent increases during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the term of the lease (which includes the pre-opening period of construction, renovation, fixturing and merchandise placement) and records the difference between the amounts charged to operations and amounts paid as a rent liability. Rent is recognized on a straight-line basis over the lease term, which includes any rent holiday period.

The Company recognizes contingent rental expense when the achievement of specified sales targets are considered probable in accordance with FASB ASC 840 "Leases". The amount expensed but not paid was $1.0 million and $1.1 million at January 29, 2011 and January 30, 2010 respectively, and is included in "Accrued expenses and other" in the consolidated balance sheet (See Note 2).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company occasionally receives reimbursements from landlords to be used towards construction of the store the Company intends to lease. The reimbursement is primarily for the purpose of performing work required to divide a much larger location into smaller segments, one of which the Company will use for its store. This work could include the addition or demolition of walls, separation of plumbing, utilities, electrical work, entrances (front and back) and other work as required. Leasehold improvements are recorded at their gross costs including items reimbursed by landlords. The reimbursements are initially recorded as a deferred credit and then amortized as a reduction of rent expense over the initial lease term.

Based upon an overall analysis of store performance and expected trends, we periodically evaluate the need to close underperforming stores. When we determine that an underperforming store should be closed and a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the date the store is closed in accordance with FASB ASC 420, "Exit or Disposal Cost Obligations." Liabilities are computed based at the point of closure for the present value of any remaining operating lease obligations, net of estimated sublease income, and at the communication date for severance and other exit costs, as prescribed by FASB ASC 420. The assumptions in calculating the liability include the timeframe expected to terminate the lease agreement, estimates related to the sublease of potential closed locations, and estimation of other related exit costs. If the actual timing and the potential termination costs or realization of sublease income differ from our estimates, the resulting liabilities could vary from recorded amounts. We periodically review the liability for closed stores and make adjustments when necessary.

Impairment of Long-lived assets. The Company's policy is to review the carrying value of all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In accordance with FASB ASC 360, "Impairment or Disposal of Long-Lived Assets," we review for impairment all stores open at least 3 years or remodeled for more than two years. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease. Our estimate of undiscounted future cash flows over the lease term is based upon historical operations of the stores and estimates of future store profitability which encompasses many factors that are subject to management's judgment and are difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's fair value. The fair value is based on estimated market values for similar assets or other reasonable estimates of fair market value based upon management's judgment.

During 2008, the Company recorded a charge of $0.1 million associated with store closures that occurred in the third quarter. Impairment of $0.2 million for the planned store closures was recorded in 2009.

Vendor rebates and allowances. The Company receives rebates for a variety of merchandising activities, such as volume commitment rebates, relief for temporary and permanent price reductions, cooperative advertising programs, and for the introduction of new products in our stores. FASB ASC 605-50 "Customer Payments and Incentives" addresses the accounting and income statement classification for consideration given by a vendor to a retailer in connection with the sale of the vendor's products or for the promotion of sales of the vendor's products. Such consideration received from vendors is reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as reimbursement of specific, identifiable incremental costs.

Selling, general and administrative expenses. The Company includes buying, warehousing, distribution, advertising, depreciation and amortization and occupancy costs in selling, general and administrative expenses.

Advertising. In accordance with FASB ASC 720-35 "Advertising Costs", the Company charges advertising, including production costs, to selling, general and administrative expense on the first day of the advertising period. Gross advertising expenses for 2010, 2009 and 2008, were $24.5 million, $24.0 million and $24.1 million, respectively. Gross advertising expenses were reduced by vendor cooperative advertising allowances of $2.4 million, $2.6 million and $2.3 million for 2010, 2009 and 2008, respectively. It would be the Company's intention to incur a similar amount of advertising expense as in prior years and in support of our stores even if we did not receive support from our vendors in the form of cooperative adverting allowances.

Preopening costs. The Company charges to expense the preopening costs of new stores as incurred. These costs are primarily labor to stock the store, rent, preopening advertising, store supplies and other expendable items.

Revenue Recognition. The Company markets goods and services through Company owned stores and 24 franchised stores as of January 29, 2011. Net sales includes sales of merchandise from Company owned stores, net of returns and exclusive of sales taxes. Sales to franchised stores are recorded when the merchandise is shipped from the Company's warehouse. Revenues resulting from layaway sales are recorded upon delivery of the merchandise to the customer.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company also sells gift cards for which the revenue is recognized at time of redemption. The Company records a gift card liability on the date the gift card is issued to the customer. Revenue is recognized and the gift card liability is reduced as the customer redeems the gift card. The Company will recognize aged liabilities as revenue when the likelihood of the gift card being redeemed is remote (gift card breakage). The Company has not recognized any revenue from gift card breakage since the inception of the program in May 2004 and does not expect to record any gift card breakage revenue until there is more certainty regarding our ability to retain such amounts in light of current consumer protection and state escheatment laws.

In addition, the Company charges the franchised stores a fee based on a percentage of their purchases from the Company. These fees represent a reimbursement for use of the Fred's name and other administrative costs incurred on behalf of the franchised stores and are therefore netted against selling, general and administrative expenses. Total franchise income for 2010, 2009 and 2008 was $2.0 million, $2.1 million and $2.1 million, respectively.

Intangible assets. Other identifiable intangible assets primarily represent customer lists associated with acquired pharmacies and are being amortized on a straight-line basis over five years. Intangibles, net of accumulated amortization, totaled $22.2 million at January 29, 2011, and $16.0 million at January 30, 2010. Accumulated amortization at January 29, 2011 and January 30, 2010 totaled $24.8 million and $19.3 million, respectively. Amortization expense for 2010, 2009 and 2008, was $5.5 million, $3.7 million and $2.6 million, respectively. Estimated amortization expense in millions for each of the next 5 years is as follows: 2011 - $5.9, 2012 - $5.5, 2013 - $5.0, 2014 - $3.5 and 2015 - $1.4.

Financial instruments. At January 29, 2011, the Company did not have any outstanding derivative instruments. The recorded value of the Company's financial instruments, which include cash and cash equivalents, receivables, accounts payable and indebtedness, approximates fair value. The following methods and assumptions were used to estimate fair value of each class of financial instrument: (1) the carrying amounts of current assets and liabilities approximate fair value because of the short maturity of those instruments and (2) the fair value of the Company's indebtedness is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities. Most of our indebtedness is under variable interest rates.

Insurance reserves. The Company is largely self-insured for workers compensation, general liability and employee medical insurance. The Company's liability for self-insurance is determined based on claims known at the time of determination of the reserve and estimates for future payments against incurred losses and claims that have been incurred but not reported. Estimates for future claims costs include uncertainty because of the variability of the factors involved, such as the type of injury or claim, required services by the providers, healing time, age of claimant, case management costs, location of the claimant, and governmental regulations. These uncertainties or a deviation in future claims trends from recent historical patterns could result in the Company recording additional expenses or expense reductions that might be material to the Company's results of operations. The Company carries additional coverage for excessive or catastrophic claims with stop loss limits of $250,000 to $500,000 for property and general liability and $200,000 for employee medical. The Company's insurance reserve was $10.3 million and $9.0 million on January 29, 2011 and January 30, 2010, respectively. Changes in the reserve during fiscal 2010 were attributable to additional reserve requirements of $47.3 million netted with reserve utilization of $46.0 million.

Stock-based compensation. Effective January 29, 2006, the Company adopted the fair value recognition provisions of FASB ASC 718, "Compensation – Stock Compensation", using the modified prospective transition method. Under this method, compensation expense recognized post adoption includes: (1) compensation expense for all share-based payments granted prior to, but not yet vested as of January 29, 2006, based on the grant date fair value estimated in accordance with the original provisions of FASB ASC 718, and (2) compensation cost for all share-based payments granted subsequent to January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of FASB ASC 718. Results for prior periods have not been restated.

Effective January 29, 2006, the Company elected to adopt the alternative transition method provided in FASB ASC 718 for calculating the income tax effects of stock-based compensation. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in-capital pool ("APIC Pool") related to the income tax effects of stock based compensation, and for determining the subsequent impact on the APIC pool and consolidated statements of cash flows of the income tax effects of stock-based compensation awards that are outstanding upon adoption of FASB ASC 718.

FASB ASC 718 also requires the benefits of income tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. The impact of adopting FASB ASC 718 on future results will depend on, among other things, levels of share-based payments granted in the future, actual forfeiture rates and the timing of option exercises.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-based compensation expense, post adoption of FASB ASC 718, is based on awards ultimately expected to vest, and therefore has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant based on the Company's historical forfeiture experience and will be revised in subsequent periods if actual forfeitures differ from those estimates.

Income taxes. The Company reports income taxes in accordance with FASB ASC 740, "Income Taxes." Under FASB ASC 740, the asset and liability method is used for computing future income tax consequences of events, which have been recognized in the Company's Consolidated Financial Statements or income tax returns. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities (see Note 4 – Income Taxes).

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FASB ASC 740"), Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement 109. Effective February 4, 2007, we adopted FASB ASC 740, which clarifies the accounting for uncertainties in income taxes recognized in the Company's financial statements in accordance with FASB ASC 740 by defining the criterion that an individual tax position must meet in order to be recognized in the financial statements. FASB ASC 740 requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on the technical merits as of the reporting date (see Note 4 – Income Taxes).

Business segments. The Company operates in a single reportable operating segment.

Comprehensive income. Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to gains and losses that under generally accepted accounting principles are recorded as an element of stockholders' equity but are excluded from net income. The Company's accumulated other comprehensive income includes the effect of adopting SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)("SFAS No. 158") codified in FASB ASC 715 "Compensation – Retirement Benefits". See Note 9, Commitments and Contingencies, in the Notes to Consolidated Financial Statements for further discussion.

Reclassifications. Certain prior year amounts have been reclassified to conform to the 2010 presentation.

Recent Accounting Pronouncements. In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of SFAS No. 162" ("FASB ASC 105"). FASB ASC 105 modifies the GAAP hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification ("ASC"), also known collectively as the "Codification", is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. FASB ASC 105 became effective for the third quarter of fiscal year 2009. All other accounting standards references have been updated in this report with ASC references.

Note 2 – Detail of Certain Balance Sheet Accounts

(In thousands)	**2010**	2009
Property and equipment, at cost:		
Buildings and building improvements	**$ 96,923**	$ 95,844
Leasehold improvements	**62,504**	55,078
Automobiles and vehicles	**5,198**	5,273
Airplane	**4,697**	4,697
Furniture, fixtures and equipment	**234,710**	240,883
	404,032	401,775
Less: Accumulated depreciation and amortization	**(271,129)**	(271,185)
	132,903	130,590
Construction in progress	**198**	446
Land	**6,830**	6,533
Total Property and equipment, at depreciated cost	**$ 139,931**	$ 137,569

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation expense totaled $23.7 million, $22.7 million and $23.9 million for 2010, 2009 and 2008, respectively.

(In thousands)	**2010**	2009
Other non-trade receivables:		
Vendor receivables	**$ 19,384**	$ 14,814
Income tax receivable	**3,124**	6,762
Franchise stores receivable	**1,069**	1,334
Coupon receivable	**512**	357
Insurance claims receivable	**26**	892
Other	**2,263**	1,034
Total non trade receivable	**$ 26,378**	$ 25,193

(In thousands)	**2010**	2009
Prepaid expenses and other current assets:		
Prepaid rent	**$ 4,161**	$ 4,059
Supplies	**4,288**	3,904
Prepaid advertising	**1,425**	590
Prepaid insurance	**1,274**	1,447
Other	**2,849**	2,392
Total prepaid expenses and other current assets	**$ 13,997**	$ 12,392

(In thousands)	**2010**	2009
Accrued expenses and other:		
Payroll and benefits	**$ 14,281**	$ 10,454
Insurance reserves	**10,252**	8,994
Sales and use tax	**5,323**	5,627
Deferred / contingent rent	**2,152**	2,507
Warehouse freight and fuel	**1,939**	1,104
Real estate tax	**1,904**	1,410
Lease liability	**1,473**	1,421
Personal property tax	**1,118**	1,137
Legal settlement and related fees	**–**	1,521
Other	**6,929**	5,446
Total accrued expenses and other	**$ 45,371**	$ 39,621

(In thousands)	**2010**	2009
Other noncurrent liabilities:		
Uncertain tax positions	**$ 9,285**	$ 9,193
Deferred income (see Note 1 - Vendor Rebates and Allowances)	**8,110**	7,474
Other	**491**	542
	$ 17,886	$ 17,209

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Indebtedness

On September 27, 2010, the Company and Regions Bank entered into the Tenth Loan Modification of the Revolving Loan and Credit Agreement which decreased the credit line from $60 million to $50 million and extended the term until September 27, 2013. All other terms, conditions and covenants remained in place after the amendment, with only a slight modification to one of the financial covenants required by the Agreement. Under the most restrictive covenants of the Agreement, the Company is required to maintain specified shareholders' equity (which was $327.2 million at January 29, 2011) and positive net income levels. The Company was in compliance with all loan covenants at January 29, 2011. Borrowings and the unused fees under the agreement bear interest at a tiered rate based on the Company's previous four quarter average of the Fixed Charge Coverage Ratio. Currently the Company's rates are 112.5 basis points over LIBOR for borrowings and 22.5 basis points over LIBOR for the unused fee. There were no borrowings outstanding under the Agreement at January 29, 2011 and January 30, 2010.

During the second and third quarter of fiscal 2007, the Company acquired the land and buildings, occupied by 7 Fred's stores which we had previously leased. In consideration for the 7 properties, the Company assumed debt that has fixed interest rates from 6.31% to 7.40%. The debt is collateralized by the land and building. The table below shows the long term debt related to these properties due for the next five years as of January 29, 2011:

(Dollars in thousands)	2011	2012	2013	2014	2015	Thereafter	Total
Mortgage loans on land & buildings	$ 201	$ 170	$ 1,109	$ 525	$ 520	$ 1,645	$ 4,170

The Company financed the construction of its Dublin, Georgia distribution center with taxable industrial development revenue bonds issued by the City of Dublin and County of Laurens Development Authority. The Company purchased 100% of the issued bonds and intends to hold them to maturity, effectively financing the construction with internal cash flow. Because a legal right of offset exists, the Company has offset the investment in the bonds ($34.6 million) against the related liability and neither is reflected on the consolidated balance sheet.

Note 4 – Income Taxes

The provision for income taxes consists of the following:

(Dollars in thousands)	**2010**	2009	2008
Current			
Federal	**$ 13,808**	$ 7,782	$ 12,677
State	**1,235**	872	671
	15,043	8,654	13,348
Deferred			
Federal	**2,070**	4,985	(3,478)
State	**(172)**	947	(602)
	1,898	5,932	(4,080)
	$ 16,941	$ 14,586	$ 9,268

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The income tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	2010	2009
Deferred income tax assets:		
Accrual for incentive compensation	$ 1,592	$ –
Allowance for doubtful accounts	638	392
Insurance accruals	2,985	2,365
Other accruals	415	496
Net operating loss carryforwards	6,096	5,778
Postretirement benefits other than pensions	293	279
Deferred revenue	785	994
Federal benefit on state reserves	3,044	2,985
Amortization of intangibles	7,020	5,608
Total deferred income tax assets	22,868	18,897
Less: Valuation allowance	2,441	2,123
Deferred income tax assets, net of valuation allowance	20,427	16,774
Deferred income tax liabilities:		
Property, plant and equipment	(16,700)	(15,056)
Inventory valuation	(25,027)	(21,664)
Prepaid expenses	(1,911)	(1,436)
Total deferred income tax liabilities	(43,638)	(38,156)
Net deferred income tax liabilities	$ (23,211)	$ (21,382)

The net operating loss carryforwards are available to reduce state income taxes in future years. These carryforwards total approximately $142.5 million for state income tax purposes and expire at various times during the period 2011 through 2030.

We maintain a valuation allowance for state net operating losses that we do not expect to utilize prior to their expiration. During 2010, the valuation allowance increased $.3 million, and during 2009, the valuation allowance increased $.5 million. Based upon expected future income, management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize the deferred income tax asset after giving consideration to the valuation allowance.

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

	2010	2009	2008
Income tax provision at statutory rate	35.0%	35.0%	35.0%
Tax credits, principally jobs	(1.0)	(3.6)	(3.8)
State income taxes, net of federal benefit	0.8	1.9	1.3
Permanent differences	0.8	1.2	0.2
Uncertain tax provisions	0.1	3.1	3.4
Change in valuation allowance	0.7	1.4	(0.3)
Other	–	(0.8)	–
Effective income tax rate	36.4%	38.2%	35.8%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

(In millions)	**2010**	2009	2008
Beginning balance	**$ 9.2**	$ 16.5	$ 8.4
Additions for tax position during the current year	**0.9**	1.0	1.1
Additions for tax positions of prior years	**0.3**	1.0	7.7
Reductions for tax positions of prior years from lapse of statue	**(1.1)**	(0.7)	(0.7)
Reductions for settlements of prior year tax positions	**–**	(8.6)	–
Ending balance	**$ 9.3**	$ 9.2	$ 16.5

As of January 29, 2010, our liability for unrecognized tax benefits totaled $9.2 million, of which $1.0 million and $0.1 million were recognized as income tax benefit during the periods ending October 31, 2010 and January 29, 2011, respectively, as a result of a lapse in applicable statute of limitations. We had additions of $1.2 million during fiscal 2010, $.9 million of which resulted from state tax positions during the current year. As of January 29, 2011, our liability for unrecognized tax benefits totaled $9.3 million and is recorded in our consolidated balance sheet within "Other noncurrent liabilities," all of which, if recognized, would affect our effective tax rate. The Company is under examination by state jurisdictions which are expected to be completed within the next 12 months which could result in a change to our unrecognized tax benefits.

FASB ASC 740 further requires that interest and penalties required to be paid by the tax law on the underpayment of taxes should be accrued on the difference between the amount claimed or expected to be claimed on the tax return and the tax benefit recognized in the financial statements. The Company includes potential interest and penalties recognized in accordance with FASB ASC 740 in the financial statements as a component of income tax expense. As of January 29, 2011, accrued interest and penalties related to our unrecognized tax benefits totaled $1.3 million and $.03 million, respectively. As of January 30, 2010, accrued interest and penalties related to our unrecognized tax benefits totaled $1.4 million and $0.3 million, respectively. Both accrued interest and penalties are recorded in the consolidated balance sheet within "Other non-current liabilities."

The Company files numerous consolidated and separate company income tax returns in the U.S. federal jurisdiction and in many U.S. state jurisdictions. With few exceptions, we are subject to U.S. federal, state, and local income tax examinations by tax authorities for years 2007-2009. However, tax authorities have the ability to review years prior to these to the extent we utilized tax attributes carried forward from those prior years.

Note 5 – Long-Term Leases

The Company leases certain of its store locations under noncancelable operating leases that require monthly rental payments primarily at fixed rates (although a number of the leases provide for additional rent based upon sales) expiring at various dates through fiscal 2029. None of our operating leases contain residual value guarantees. Many of these leases contain renewal options and require the Company to pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. In addition, the Company leases various equipment under noncancelable operating leases. Total rent expense under operating leases was $53.4 million, $53.2 million and $54.1 million, for 2010, 2009 and 2008, respectively. Total contingent rentals included in operating leases above was $1.0 million for 2010 and $1.1 million for 2009 and 2008.

Future minimum rental payments under all operating leases as of January 29, 2011 are as follows:

(In thousands)	Operating Leases
2011	$ 46,266
2012	39,852
2013	29,073
2014	19,981
2015	14,032
Thereafter	25,561
Total minimum lease payments	$ 174,765

The gross amount of property and equipment under capital leases was $5.0 million at January 29, 2011 and $5.0 million at January 30, 2010. Accumulated depreciation on property and equipment under capital leases was $5.0 million at January 29, 2011 and January 30, 2010, respectively. We did not incur any depreciation expense on assets under capital lease for 2010 as the assets were fully depreciated. Depreciation expense on assets under capital lease for 2009 and 2008 was $39 thousand and $92 thousand, respectively.

Related Party Transactions. During the year ended January 29, 2011, Atlantic Retail Investors, LLC, which is partially owned by Michael J. Hayes, Chairman of the Board of Directors, owned the land and buildings occupied by twelve Fred's stores. The terms and conditions regarding the leases on these locations are consistent in all material respects with other store leases of the Company. The total rental payments related to these leases were $1.3 million for both years ended January 29, 2011 and January 30, 2010. Total future commitments under related party leases are $7.9 million.

In February 2011, Atlantic Retail Investors, LLC, purchased the land and building occupied by one of Fred's stores, bringing the total related party leases to thirteen. The store was purchased by Atlantic Retail Investors, LLC from an independent landlord/developer. On March 30, 2011, Fred's purchased ten of the thirteen properties leased from Atlantic Retail Investors, LLC, one of which has an additional parcel that is leased to an unrelated party.

Note 6 – Shareholders' Equity

In 1998, the Company adopted a Shareholders Rights Plan which granted a dividend of one preferred share purchase right (a "Right") for each common share outstanding at that date. Each Right represents the right to purchase one-hundredth of a preferred share of stock at a preset price to be exercised when any one individual, firm, corporation or other entity acquires 15% or more of the Company's common stock. The Rights become dilutive at the time of exercise. The Shareholders Rights Plan was renewed in October 2008 and if unexercised, the Rights will expire in October 2018.

On March 6, 2002, the Company filed a Registration Statement on Form S-3 registering 750,000 shares of Class A common stock. The common stock may be used from time to time as consideration in the acquisition of assets, goods, or services for use or sale in the conduct of our business. As of February 2, 2008, the Company had 198,813 shares of Class A common stock available to be issued from the March 6, 2002 Registration Statement. On December 31, 2008, the Registration Statement expired and the Company has not elected to renew the statement.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers. On August 27, 2007, the Board of Directors approved a plan that authorized stock repurchases of up to 4.0 million shares of the Company's common stock. Under the plan, the Company may repurchase its common stock in open market or privately negotiated transactions at such times and at such prices as determined to be in the Company's best interest. These purchases may be commenced or suspended without prior notice depending on then-existing business or market conditions and other factors. The following table sets forth the amounts of our common stock purchased by the Company during the fiscal year ended January 29, 2011 (amounts in thousands, except price data). The repurchased shares have been cancelled and returned to authorized but un-issued shares.

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
Balance at January 30, 2010				2,830.8
January 31 - February 27, 2010	69.3	$ 9.38	69.3	2,761.5
February 28 - April 3, 2010	–	$ –	–	2,761.5
April 4, - May 1, 2010	–	$ –	–	2,761.5
May 2, - May 29, 2010	–	$ –	–	2,761.5
May 30, - July 3, 2010	–	$ –	–	2,761.5
July 4, - July 31, 2010	222.6	$ 10.43	222.6	2,538.9
August 1, - August 28, 2010	1.1	$ 10.50	1.1	2,537.8
August 29, - October 2, 2010	–	$ –	–	2,537.8
October 3, - October 30, 2010	–	$ –	–	2,537.8
October 31, - November 27, 2011	–	$ –	–	2,537.8
November 28, - January 1, 2011	–	$ –	–	2,537.8
January 2, - January 29, 2011	–	$ –	–	2,537.8

Note 7 – Equity Incentive Plans

Incentive stock option plan. The Company has a long-term incentive plan, which was approved by Fred's stockholders, under which an aggregate of 1,446,199 shares as of January 29, 2011 (1,631,758 shares as of January 30, 2010) are available to be granted. These options expire five years to seven from the date of grant. Options outstanding at January 29, 2011 expire in fiscal 2011 through fiscal 2018.

The Company grants stock options to key employees including executive officers, as well as other employees, as prescribed by the Compensation Committee (the "Committee") of the Board of Directors. The number of options granted is directly linked to the employee's job classification. Options, which include non-qualified stock options and incentive stock options, are rights to purchase a specified number of shares of Fred's common stock at a price fixed by the Committee. Stock options granted have an exercise price equal to the market price of Fred's common stock on the date of grant. The exercise price for stock options issued under the plan that qualify as incentive stock options within the meaning of Section 422(b) of the Code shall not be less than 100% of the fair value as of the date of grant. The option exercise price may be satisfied in cash or by exchanging shares of Fred's common stock owned by the optionee for at least six months, or a combination of cash and shares. Options have a maximum term of five to seven and one-half years from the date of grant. Options granted under the plan generally become exercisable ratably over five years or ten percent during each of the first four years on the anniversary date and sixty percent on the fifth anniversary date. The rest vest ratably over the requisite service period. Stock option expense is generally recognized using the graded vesting attribution method. The plan contains a non-compete provision and a provision that if the Company meets or exceeds a specified operating income margin during the most recently completed fiscal year that the annual vesting percentage will accelerate from ten to twenty percent during that vesting period. The plan also provides for annual stock grants at the fair value of the stock on the grant date to non-employee directors according to a non-discretionary formula. The number of shares granted is dependent upon current director compensation levels.

Employee Stock Purchase Plan. The 2004 Employee Stock Purchase Plan (the "2004 Plan"), which was approved by Fred's stockholders, permits eligible employees to purchase shares of our common stock through payroll deductions at the lower of 85% of the fair market value of the stock at the time of grant or 85% of the fair market value at the time of exercise. There were 63,680, 60,350 and 73,084 shares issued during fiscal years 2010, 2009 and 2008, respectively. There are 1,410,928 shares approved to be issued under the 2004 Plan and as of January 29, 2011 there were 1,026,833 shares available.

The following represents total stock based compensation expense (a component of selling, general and administrative expenses) recognized in the consolidated financial statements (in thousands):

(Dollars in thousands)	**2010**	2009	2008
Stock option expense	**$ 552**	$ 789	$ 526
Restricted stock expense	**1,173**	573	282
ESPP expense	**161**	233	182
Total stock-based compensation	**$ 1,886**	$ 1,595	$ 990
Income tax benefit on stock-based compensation	**$ 509**	$ 364	$ 228

The Company uses the Modified Black-Scholes Option Valuation Model ("BSM") to measure the fair value of stock options granted to employees. The BSM option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock volatility and option life. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each option granted is estimated on the date of grant using the BSM with the following weighted average assumptions:

Stock Options	2010	2009	2009
Expected volatility	**42.1%**	42.5%	40.1%
Risk-free interest rate	**2.9%**	2.6%	3.3%
Expected option life (in years)	**5.84**	5.84	5.84
Expected dividend yield	**0.7%**	0.6%	0.5%
Weighted average fair value at grant date	**$ 5.18**	$ 4.66	$ 4.53
Employee Stock Purchase Plan			
Expected volatility	**32.3%**	73.2%	36.8%
Risk-free interest rate	**0.6%**	0.1%	3.1%
Expected option life (in years)	**0.63**	0.63	0.63
Expected dividend yield	**0.6%**	0.4%	0.4%
Weighted average fair value at grant date	**$ 2.53**	$ 3.85	$ 2.48

The following is a summary of the methodology applied to develop each assumption:

Expected Volatility — This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of our stock to calculate expected price volatility because management believes that this is the best indicator of future volatility. The Company calculates weekly market value changes from the date of grant over a past period representative of the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-free Interest Rate — This is the yield of a U.S. Treasury zero-coupon bond issue effective at the grant date with a remaining term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected Lives — This is the period of time over which the options granted are expected to remain outstanding and is based on historical experience. Options granted have a maximum term of seven and one-half years. An increase in the expected life will increase compensation expense.

Dividend Yield — This is based on the historical yield for a period equivalent to the expected life of the option. An increase in the dividend yield will decrease compensation expense.

Forfeiture Rate — This is the estimated percentage of options granted that are expected to be forfeited or cancelled before becoming fully vested. This estimate is based on historical experience. An increase in the forfeiture rate will decrease compensation expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Options. The following table summarizes stock option activity from February 2, 2008 through January 29, 2011:

	Options	Weighted Average Exercise Price	Weighted Average Contractual Life (Years)	Aggregate Intrinsic Value (Thousands)
Outstanding at February 2, 2008	1,216,451	$ 15.40	4.6	$ -
Granted	37,500	10.97		
Forfeited / Cancelled	(114,640)	16.57		
Exercised	(1,200)	13.86		
Outstanding at January 31, 2009	1,138,111	$ 15.13	3.9	$ 11
Granted	404,891	11.26		
Forfeited / Cancelled	(281,072)	15.06		
Exercised	(600)	13.25		
Outstanding at January 30, 2010	1,261,330	$ 13.91	3.1	$ 73
Granted	51,352	12.55		
Forfeited / Cancelled	(384,000)	17.98		
Exercised	(10,220)	12.69		
Outstanding at January 29, 2011	**918,462**	**$ 12.15**	**3.2**	**$ 1,524**
Exercisable at January 29, 2011	**575,433**	**$ 12.83**	**2.4**	**$ 683**

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the excess of Fred's closing stock price on the last trading day of the fiscal year end and the exercise price of the option multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that date. This amount changes based on changes in the market value of Fred's stock. As of January 29, 2011, total unrecognized stock-based compensation expense net of estimated forfeitures related to non-vested stock options was approximately $.52 million, which is expected to be recognized over a weighted average period of approximately 3.1 years.

Other information relative to option activity during 2010, 2009 and 2008 is as follows:

(Dollars in thousands)	**2010**	2009	2008
Total fair value of stock options vested	**$ 792**	$ 1,249	$ 2,240
Total pretax intrinsic value of stock options exercised	**$ 11**	$ -	$ 1

The following table summarizes information about stock options outstanding at January 29, 2011:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 8.66 - $13.25	693,410	3.7	$ 11.19	381,533	$ 11.60
$13.29 - $16.70	188,552	1.6	$ 14.50	157,400	$ 14.59
$16.90 - $27.81	36,500	0.6	$ 18.14	36,500	$ 18.14
	918,462			575,433	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Stock. The Company's equity incentive plans also allow for granting of restricted stock having a fixed number of shares at a purchase price that is set by the Compensation Committee of the Company's Board of Directors, which purchase price may be set at zero, to certain executive officers, directors and key employees. The Company calculates compensation expense as the difference between the market price of the underlying stock on the date of grant and the purchase price if any. Restricted shares granted under the plan have various vesting types, which include cliff vesting and graded vesting with a requisite service period of three to ten years. Restricted stock has a maximum term of five to ten years from grant date. Compensation expense is recorded on a straight-line basis for shares that cliff vest and under the graded vesting attribution method for those that have graded vesting.

The following table summarizes restricted stock from February 2, 2008 through January 29, 2011:

	Options	Weighted Average Grant Date Fair Value
Non-vested Restricted Stock at February 2, 2008	285,635	$ 13.83
Granted	124,653	9.84
Forfeited / Cancelled	(45,876)	14.15
Exercised	(11,628)	13.31
Non-vested Restricted Stock at January 31, 2009	352,784	$ 12.39
Granted	58,993	12.38
Forfeited / Cancelled	(29,909)	3.88
Exercised	(35,358)	14.90
Non-vested Restricted Stock at January 30, 2010	346,510	$ 12.01
Granted	**168,736**	**13.44**
Forfeited / Cancelled	**(22,208)**	**11.09**
Exercised	**(20,111)**	**11.57**
Non-vested Restricted Stock at January 29, 2011	**472,927**	**$ 12.55**

The aggregate pre-tax intrinsic value of restricted stock outstanding as of January 29, 2011 is $6.3 million with a weighted average remaining contractual life of 4.4 years. The unrecognized compensation expense net of estimated forfeitures, related to the outstanding restricted stock is approximately $3.1 million, which is expected to be recognized over a weighted average period of approximately 6.2 years. The total fair value of restricted stock awards that vested for the years ended January 29, 2011, January 30, 2010 and January 31, 2009 was $.2 million, $.5 million and $.2 million, respectively.

There were no significant modifications to the Company's share-based compensation plans during fiscal 2010

Note 8 – Net Income Per Share

Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if options to issue common stock were exercised into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Restricted stock is a participating security and is therefore included in the computation of basic earnings per share.

Options to purchase shares of common stock that were outstanding at the end of the respective fiscal year were not included in the computation of diluted earnings per share when the options' exercise prices were greater than the average market price of the common shares. There were 222,552, 1,088,845 and 1,115,611 such options outstanding at January 29, 2011, January 30, 2010 and January 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Commitments and Contingencies

Commitments. The Company had commitments approximating $10.5 million at January 29, 2011 and $8.8 million at January 30, 2010 on issued letters of credit, which support purchase orders for merchandise. Additionally, the Company had outstanding letters of credit aggregating approximately $11.0 million at January 29, 2011 and $11.1 million at January 30, 2010 utilized as collateral for its risk management programs.

Salary reduction profit sharing plan. The Company has defined contribution profit sharing plans for the benefit of qualifying employees who have completed three months of service and attained the age of 21. Participants may elect to make contributions to the plans up to 60% of their compensation or a maximum of $16,500. Company contributions are made at the discretion of the Company's Board of Directors. Participants are 100% vested in their contributions and earnings thereon. Contributions by the Company and earnings thereon are fully vested upon completion of six years of service. The Company's contributions for 2010, 2009 and 2008, were $.2 million, $.4 million and $.3 million, respectively.

Postretirement benefits. The Company provides certain health care benefits to its full-time employees that retire between the ages of 62 and 65 with certain specified levels of credited service. Health care coverage options for retirees under the plan are the same as those available to active employees.

Effective February 3, 2007, the Company began recognizing the funded status of its postretirement benefits plan in accordance with SFAS No. 158 codified in FASB ASC 715. In accordance with FASB ASC 715 the Company is required to display the net over-or–underfunded position of a defined benefit postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or actuarial gains/losses reported as a component of accumulated other comprehensive income in shareholders' equity.

During 2008, the Company changed its measurement date from November 30 to January 31. In accordance with FASB ASC 715, we used the "14-month method" to transition to the new measurement date and calculate the net periodic postretirement benefit cost for the year ended January 31, 2009. As part of the transition, an adjustment to retained earnings was recorded for the two month period December 2, 2008 through January 31, 2009.

The Company's change in benefit obligation based upon an actuarial valuation is as follows:

(In thousands)	**January 29, 2011**	January 30, 2010	January 31, 2009
Benefit obligation at beginning of year	**$ 542**	$ 396	$ 539
Service cost	**18**	33	25
Interest cost	**25**	30	24
Actuarial loss (gain)	**(54)**	111	(172)
Benefits paid	**(39)**	(28)	(28)
Adjustments due to adoption of FASB ASC 715 measurement date provisions	**–**	–	8
Benefit obligation at end of year	**$ 492**	$ 542	$ 396

The Company's components of net accumulated other comprehensive income were as follows:

(In thousands)	**January 29, 2011**	January 30, 2010	January 31, 2009
Accumulated other comprehensive income	**$ 1,372**	$ 1,418	$ 1,637
Deferred tax	**(500)**	(514)	(574)
Accumulated other comprehensive income, net	**$ 872**	$ 904	$ 1,063

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The medical care cost trend used in determining this obligation is 7.7% at January 29, 2011, decreasing annually throughout the actuarial projection period. The below table illustrates a one-percentage-point increase or decrease in the healthcare cost trend rate assumed for postretirement benefits:

(In thousands)	For the Year Ended **January 29, 2011**	For the Year Ended January 30, 2010
Effect of health care trend rate		
1% increase effect of accumulated benefit obligations	**$ 39**	$ 52
1% increase effect on periodic cost	**4**	7
1% decrease effect on accumulated benefit obligations	**(35)**	(47)
1% decrease effect on periodic cost	**(4)**	(6)

The discount rate used in calculating the obligation was 4.8% in 2010 and 5.6% in 2009.

The annual net postretirement cost is as follows:

(In thousands)	For the Year Ended **January 29, 2011**	For the Year Ended January 30, 2010	For the Year Ended January 31, 2009
Service cost	**$ 18**	$ 33	$ 25
Interest cost	**25**	30	24
Amorization of prior service cost	**(14)**	(14)	(14)
Amorization of unrecognized prior service costs	**(87)**	(94)	(102)
Net periodic postretirement benefit cost	**$ (58)**	$ (45)	$ (67)

The Company's policy is to fund claims as incurred.

Information about the expected cash flows for the postretirement medical plan follows:

(In thousands)	Postretirement Medical Plan
Expected Benefit Payments net of retiree contributions	
2011	$ 41
2012	41
2013	44
2014	46
2015	44
Next 5 years	241

Litigation. In December 2008, a lawsuit entitled Whiteaker, et al v. Fred's Stores of Tennessee, Inc., et al, was filed in the United States District Court in the Northern District of Mississippi, in which the plaintiffs allege past and future damages as a result of a 2006 trip and fall accident at a Fred's store. The Company denied liability and vigorously defended the case on its merits. In accordance with FASB ASC 450, "Contingencies", the Company did not feel that a loss in this matter was probable or could be reasonably estimated. However, on November 17, 2010, a jury rendered a $1.1 million verdict and apportioned the Company with 81% fault. This case is covered by the Company's General Liability insurance, which has a $250 thousand deductible. The Company is discussing all of its options, including, post-trial options and appeals. On or about February 4, 2011, the trial judge set aside a verdict amount as being excessive but left in effect the percentage of fault and ordered a new trial on damages only.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In July 2008, a lawsuit styled Jessica Chapman, on behalf of herself and others similarly situated, v. Fred's Stores of Tennessee, Inc. was filed in the United States District Court for the Northern District of Alabama, Southern Division, in which the plaintiff alleges that she and other female assistant store managers are paid less than comparable males and seeks compensable damages, liquidated damages, attorney fees and court costs. The plaintiff filed a motion seeking collective action. Briefs have been filed, but the court has not ruled. The Company believes that all assistant managers have been properly paid and that the matter is not appropriate for collective action treatment. Discovery has not yet begun. The Company is and will continue to vigorously defend this matter. In accordance with FASB ASC 450, "Contingencies", the Company does not feel that a loss in this matter is probable or can be reasonably estimated. Therefore, we have not recorded a liability for this case.

In August 2007, a lawsuit entitled Julia Atchinson, et al. v. Fred's Stores of Tennessee, Inc., et al, was filed in the United States District Court for the Northern District of Alabama, Southern Division in which the plaintiff alleged that she and other current and former Fred's Discount assistant store managers were improperly classified as exempt executive employees under the Fair Labor Standards Act (FLSA) and sought to recover overtime pay, liquidated damages, attorney's fees and court costs. Although the Company continues to believe that its assistant store managers are and have been properly classified as exempt employees under FLSA and that the matter was not appropriate for collective action treatment, the parties agreed to mediate this case in January 2009 and did so successfully, reaching a settlement of $1.5 million (including attorneys' fees and costs). The court approved the settlement and the Company subsequently paid it in August 2010. Based on the substantial costs of continuing litigation, unfavorably high jury verdicts against other retailers and the constant distraction to management of a possible protracted jury trial, we believe that this is a favorable settlement for Fred's. Fred's has admitted no liability or wrongdoing, and no liability or wrongdoing has been found against the Company.

In addition to the matters disclosed above, the Company is party to several pending legal proceedings and claims arising in the normal course of business. Although the outcome of the proceedings and claims cannot be determined with certainty, management of the Company is of the opinion that it is unlikely that these proceedings and claims will have a material adverse effect on the financial statements as a whole. However, litigation involves an element of uncertainty. There can be no assurance that pending lawsuits will not consume the time and energy of our management or that future developments will not cause these actions or claims, individually or in aggregate, to have a material adverse effect on the financial statements as a whole. We intend to vigorously defend or prosecute each pending lawsuit.

Note 10 – Sales Mix

The Company manages its business on the basis of one reportable segment. See Note 1 for a brief description of the Company's business. As of January 29, 2011, all of the Company's operations were located within the United States. The following data is presented in accordance with FASB ASC 280, "Segment Reporting."

The Company's sales mix by major category during the last 3 years was as follows:

	For the Year Ended		
	January 29, 2011	January 30, 2010	January 31, 2009
Pharmaceuticals	**34.1%**	33.5%	31.7%
Household Goods	**24.1%**	23.4%	24.8%
Food and Tobacco Products	**16.2%**	16.2%	15.5%
Paper and Cleaning Supplies	**8.6%**	9.2%	9.2%
Apparel and Linens	**7.6%**	7.9%	8.6%
Health and Beauty Aids	**7.4%**	7.6%	8.0%
Sales to Franchised Fred's Stores	**2.0%**	2.2%	2.2%
Total Sales Mix	**100.0%**	100.0%	100.0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Exit and Disposal Activity

During fiscal 2007, the Company closed 17 underperforming stores.

During fiscal 2008, the Company closed 74 underperforming stores and 23 underperforming pharmacies. The closures took place during the first three quarters of 2008 pursuant to our restructuring plan announced February 6, 2008 and were the result of an in-depth study conducted by the Company of its operations over the previous 10 quarters. The study revealed that Fred's has a strong and healthy store base, and that by closing these underperforming stores the Company would improve its cash flow and operating margin, both of which are core goals of the Company's overall strategic plan. As a result of the successful execution of this plan, the Company is stronger and is in a better position to respond to fluctuations in the economy and to take advantage of opportunities to further improve our business.

During fiscal 2009, the Company closed 9 underperforming stores, which is consistent with our anticipated amount of annual store closures in the normal course of business. Therefore, store closures of this nature in this and future years are not deemed exit and disposal related activities.

Inventory Impairment

During fiscal 2007, we recorded a below-cost inventory adjustment of approximately $10.0 million to reduce the value of inventory to lower of cost or market in stores that were planned for closure as part of the Company's strategic plan to improve profitability and operating margin. The adjustment was recorded in cost of goods sold in the consolidated statement of income for the year ended February 2, 2008.

In fiscal 2008, we recorded an additional below-cost inventory adjustment of $0.3 million to reduce the value of inventory to lower of cost or market associated with stores closed in the third quarter and utilized the entire $10.3 million impairment.

Lease Termination

For store closures where a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the cease use date (when the store is closed) in accordance with FASB ASC 420, "Exit or Disposal Cost Obligations." Liabilities are established at the cease use date for the present value of any remaining operating lease obligations, net of estimated sublease income, and at the communication date for severance and other exit costs, as prescribed by FASB ASC 420. Key assumptions in calculating the liability include the timeframe expected to terminate lease agreements, estimates related to the sublease potential of closed locations, and estimation of other related exit costs. If actual timing and potential termination costs or realization of sublease income differ from our estimates, the resulting liabilities could vary from recorded amounts. These liabilities are reviewed periodically and adjusted when necessary.

During fiscal 2007, we closed 17 underperforming stores and recorded lease contract termination costs of $1.6 million in rent expense in conjunction with those closings, of which $1.0 million was utilized during fiscal 2007, leaving $.6 million in the reserve at the beginning of fiscal year 2008.

During fiscal 2008, we closed 74 underperforming stores and recorded lease contract termination costs of $10.5 million, of which $9.6 million was charged to rent expense and $.9 million reduced the liability for deferred rent. We utilized $7.7 million during the period, leaving $3.4 million in the reserve at January 31, 2009.

During fiscal 2009, we reserved an additional $0.1 million in rent expense related to the 9 store closings. We utilized $2.4 million during the period, leaving $1.1 million in the reserve at January 30, 2010.

During fiscal 2010, we reserved an additional $0.6 million in rent expense related to the revision of the estimated amount of the remaining lease liability for the fiscal 2008 and 2009 store closures. We also utilized $1.0 million, leaving $.7 million in the reserve at January 29, 2011.

The following table illustrates the exit and disposal activity related to the store closures discussed in the previous paragraphs (in millions):

(In millions)	Beginning Balance January 30, 2010	Additions FY10	Utilized FY10	Ending Balance January 29, 2011
Lease contract termination liability	$ 1.1	$ 0.6	$ (1.0)	$ 0.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fixed Asset Impairment

During the fourth quarter of 2007, the Company recorded a charge of $4.6 million in selling, general and administrative expense for the impairment of fixed assets and leasehold improvements associated with the planned closure of 75 stores in 2008. During the second quarter of fiscal 2008, the Company recorded an additional charge of $.1 million associated with store closures that occurred in the third quarter. Impairment of $0.2 million for the planned store closures was recorded in 2009.

Note 12 – Quarterly Financial Data (Unaudited)

The Company's unaudited quarterly financial information for the fiscal years ended January 29, 2011 and January 30, 2010 is reported below:

(In thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended January 29, 2011				
Net sales	**$ 471,647**	**$ 449,467**	**$ 435,008**	**$ 485,633**
Gross profit	**136,949**	**125,936**	**129,747**	**134,386**
Net income	**8,191**	**4,958**	**7,818**	**8,620**
Net income per share				
Basic	**$ 0.21**	**$ 0.13**	**$ 0.20**	**$ 0.22**
Diluted	**$ 0.21**	**$ 0.13**	**$ 0.20**	**$ 0.22**
Cash dividends paid per share	**$ 0.04**	**$ 0.04**	**$ 0.04**	**$ 0.04**
Year ended January 30, 2010				
Net sales	$ 458,380	$ 434,214	$ 422,438	$ 473,104
Gross profit	128,977	120,742	122,869	126,649
Net income	8,550	4,240	5,032	5,793
Net income per share				
Basic	$ 0.21	$ 0.11	$ 0.13	$ 0.15
Diluted	$ 0.21	$ 0.11	$ 0.13	$ 0.15
Cash dividends paid per share	$ 0.02	$ 0.03	$ 0.03	$ 0.03

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Fred's, Inc.
Memphis, Tennessee

We have audited the accompanying consolidated balance sheets of Fred's, Inc. (the "Company") as of January 29, 2011 and January 30, 2010 and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended January 29, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fred's, Inc. at January 29, 2011 and January 30, 2010, and the results of its operations and its cash flows for each of the three years in the period ended January 29, 2011, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fred's, Inc.'s internal control over financial reporting as of January 29, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 14, 2011 expressed an unqualified opinion thereon.

BDO USA, LLP

Memphis, Tennessee
April 14, 2011

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Fred's, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a – 15(f) under the Exchange Act. Fred's, Inc. internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the fair and reliable preparation and presentation of the Consolidated Financial Statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The management of Fred's, Inc. assessed the effectiveness of the Company's internal control over financial reporting as of January 29, 2011. In making its assessment, the Company used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework . Based on its assessment, management has concluded that the Company's internal control over financial reporting is effective as of January 29, 2011.

Our independent registered public accounting firm has issued an audit report on our internal controls over financial reporting, which is included in this Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Shareholders
Fred's, Inc.
Memphis, Tennessee

We have audited Fred's, Inc.'s (the "Company's") internal control over financial reporting as of January 29, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report, "Item 9A(b), Management's Annual Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Fred's, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 29, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of January 29, 2011 and January 30, 2010, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended January 29, 2011 and our report dated April 14, 2011 expressed an unqualified opinion thereon.

BDO USA, LLP

Memphis, Tennessee
April 14, 2011

DIRECTORS AND OFFICERS

Board of Directors

Michael J. Hayes
Chairman of the Board
Fred's, Inc.

Bruce A. Efird
President and Chief Executive Officer
Fred's, Inc.

John R. Eisenman
Real Estate Investments
REMAX Island Realty, Inc.
Former President of Sally's, Inc.
(a restaurant chain)
Former commercial real estate developer

Roger T. Knox
President Emeritus
Memphis Zoo
Former Chairman of the Board and
Chief Executive Officer
Goldsmith's Department Stores
(retailing)

Michael T. McMillan
Director of Franchise Development
Pepsi-Cola North America
(consumer products)

B. Mary McNabb
Former Chief Executive Officer
Kid's Outlet in California
(retailing)

Thomas J. Tashjian
Private Investor

Executive Officers

Michael J. Hayes
Chairman

Bruce A. Efird
President and Chief Executive Officer

Jerry A. Shore
Executive Vice President, Chief Financial Officer and
Chief Administrative Officer

Rick A. Chambers
Executive Vice President – Pharmacy Operations

Alan C. Crockett
Executive Vice President – General Merchandise Manager

Reggie E. Jacobs
Executive Vice President – Corporate Services,
Distribution and Transportation

Kirby M. Salgado
Executive Vice President – General Merchandise Manager

Earl L. Taylor
Executive Vice President – Store Operations

Charles S. Vail
Corporate Secretary, Vice President – Legal Services
and General Counsel

CORPORATE INFORMATION

Corporate Offices

Fred's, Inc.
4300 New Getwell Road
Memphis, Tennessee 38118
(901) 365-8880

Web Address

www.fredsinc.com

SIC 5331

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449

Independent Registered Public Accounting Firm

BDO USA, LLP
Memphis, Tennessee

Securities Counsel

Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
Memphis, Tennessee

Annual Report on Form 10-K

Shareholders of record may obtain a copy of the Company's Annual Report on Form 10-K for the year ended January 29, 2011, as filed with the Securities and Exchange Commission, without charge upon written request to Jerry A. Shore, Executive Vice President and Chief Financial Officer. In addition, we make available free of charge through our website at www.fredsinc.com annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after we electronically file such material with the SEC, and may be found using "Stock Links" under the "Investor Relations" section of our website.

Annual Meeting of Shareholders

The 2011 annual meeting of shareholders will be held at 5:00 p.m. Eastern Daylight Time on Wednesday, June 15, 2011, at the Holiday Inn Express, 2192 S. Highway 441, Dublin, Georgia. Shareholders of record as of April 22, 2011, are invited to attend this meeting.

Market and Dividend Information

The Company's common stock trades on the NASDAQ Global Select Market under the symbol FRED (CUSIP No. 356108-10-0). At April 22, 2011, the Company had an estimated 17,000 shareholders, including beneficial owners holding shares in nominee or street name.

The table below sets forth the high and low stock prices, together with cash dividends paid per share, for each fiscal quarter in the past two fiscal years.

	High	Low	Dividends Per Share
2010			
Fourth	**$ 14.40**	**$ 11.70**	**$ 0.04**
Third	**$ 12.98**	**$ 10.36**	**$ 0.04**
Second	**$ 14.30**	**$ 10.16**	**$ 0.04**
First	**$ 14.39**	**$ 9.07**	**$ 0.04**
2009			
Fourth	$ 12.18	$ 9.01	$ 0.03
Third	$ 14.00	$ 11.68	$ 0.03
Second	$ 14.85	$ 11.91	$ 0.03
First	$ 14.17	$ 8.52	$ 0.02

The following graph shows a comparison of the cumulative total returns for the past five years. The total cumulative return on investment assumes that $100 was invested in Fred's, the NASDAQ Retail Trade Stocks Index and NASDAQ Stock Market (U.S.) Index on January 28, 2006, and that all dividends were reinvested.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*

Among Fred's, Inc., The NASDAQ Composite Index and The NASDAQ Retail Trade Index



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
1/28/06
2/3/07
2/2/08
1/3/09
1/31/10
1/29/11
FRED'S Inc
NASDAQ Composite
NASDAQ Retail Trade

* $100 invested in index on January 28, 2006, including reinvestment of dividends. Indexes calculated on month-end basis.


fred's
Super Dollar

4300 New Getwell Road
Memphis, TN 38118